Exhibit 1

Brookfield	Q3 INTERIM REPORT TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

www.brookfield.com	NYSE: BAM

TSX: BAM.A

EURONEXT: BAMA

	Three Months Ended September 30		Nine Months Ended September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2009	2008	2009	2008
Cash flow from operations	$ 520	$ 355	$ 1,069	$ 1,176
– per share	0.88	0.58	1.80	1.92
Net income	$ 112	$ 171	$ 352	$ 478
– per share	0.17	0.27	0.56	0.75

Letter to Shareholders

OVERVIEW

The last twelve months in the capital markets have been one of the more interesting periods for investors to have lived through in the past 50 years or more. Leaving aside the extreme capital market distress, which was exacerbated by the liquidity issues and the resulting hangover from years of extremely robust credit markets, the economic fundamentals in most geographic markets and asset classes we invest in, are playing out as would be expected in an economic cycle. Thankfully, it appears that we are now in the recovery phase of this cycle.

Notwithstanding the challenging business environment, we recorded strong results for the quarter, generating cash flows from operations of $520 million, which compares favourably with $355 million last year. These results were assisted by our disposition of a portion of our investment in Canadian power plants, and while our operations continue to perform largely as expected, we are not currently generating any exceptional profit growth.

Our liquidity position is strong and we have continued to deploy capital into investments which we believe will generate above-average returns over the long term. Our stable operating performance and strong liquidity, in addition to the recovering capital markets, means that we have been able to focus in recent months on numerous investment opportunities.

FUNDRAISING IN THE PRIVATE INSTITUTIONAL AND PUBLIC CAPITAL MARKETS

We have completed a large number of fundraisings to date in 2009, and were particularly active during the third quarter. In total this year, we have raised approximately $12 billion of external capital for investment, which should enable us to acquire assets in the bottom portion of this market cycle. Access to this significant amount of capital places us within a select group of large investors who have both the capital and human resources to pursue recapitalization transactions on a global basis.

(MILLIONS)	External Capital Raisings
Power and Infrastructure
Private fundraising	$ 1,200
Public market issuances (three placements)	2,000
Debt issuances	1,000
Property
Private fundraisings	4,000
Private fundraisings	800
Public market issuances (two placements)	800
Debt and preferred share issuances
Special Situations
Private fundraising	1,200
Corporate and Other	1,000
$ 12,000

We consider ourselves extremely fortunate to have access to many different sources of capital at this point in time in the capital markets. There are times when capital availability can be a curse, and other times when it is a blessing. Today, we believe it to provide an important strategic advantage, and are grateful for being in this situation. We think we enjoy this access for the following reasons:

1) We have very few time-consuming performance issues within our operations and therefore are not distracted in dealing with these issues, or spending time explaining past poor investment performance to current or prospective investment partners;

2) We are conservatively financed and invest in asset classes generating strong recurring cash flows which should increase over time. Given the economic environment, we believe these are attractive places for retail and institutional investors to invest;

3) For many years, we have invested in expanding our capabilities to attract and take care of institutional capital. As a result, we have solid partnership relationships with many of the sizeable global sovereign and institutional investors to raise private capital; and

4) We are invested in a number of stable geographic markets and have access to the public debt and equity markets in each of them. These markets where we invest and issue capital are predominantly the U.S., Canada, Brazil, Australia, and the UK.

There are several further initiatives we are working on to raise capital, both privately and publicly. These should enable us to invest confidently through the recovery phase of this cycle, which we believe will generate exceptional long-term returns.

PRIORITIES FOR 2010

We continue to focus on six operating priorities, basically the same we have had in place for over two years. However, we have re-prioritized them in accordance with our view of the world today, and will continue to change emphasis as required by market conditions:

1) Position ourselves as a preferred sponsor of acquisition transactions, based on our operating abilities, reputation with institutional investors, and ability to commit capital;

2) Build client relationships with shared investment objectives;

3) Protect our businesses and organically grow our operations by constantly working our assets to enhance their value;

4) Generate liquidity from non-strategic assets, and extend the term of debt maturities before they come due;

5) Maintain maximum financial and operating flexibility in order to be positioned for growth as markets turn; and

6) Repurchase interests held by others in our assets at less than net asset value, from others who hold a different view of their long-term potential.

During late 2008 and early 2009, we were largely focused on the last four priorities. Only when we had our own house in order, and the capital markets were back to some semblance of normalcy, did we start working on new asset acquisitions, a priority which has now been moved to the top of the list and which will likely take the lion’s share of our attention over the next 12 months. In this regard, we did commit to acquire a substantial portfolio of infrastructure assets in the last month, a transaction which is addressed in more detail below.

INFRASTRUCTURE OPERATIONS

Seven years ago, we set out to expand our infrastructure presence from one largely invested in hydro power generation to one more broadly based. We were successful in purchasing a number of electricity transmission systems and high quality private timberlands. However, about four years ago, when many new investors were attracted to the infrastructure sector, it became much more difficult, if not virtually impossible for us to acquire assets at valuations that we were comfortable with. In hindsight, this was largely because our risk management thesis demands that our investment teams utilize only investment grade leverage and underwrite the assets on a long-term discounted cash flow model, with the assumption that the assets will be owned forever.

Everyone knows what happened next. Too much capital, lots of over-leveraged deals, and some lower quality assets sold at extreme valuations. Fast forward to today: we believe that for those with capital, there are numerous opportunities to assist financial institutions to recapitalize portfolios of high quality assets which were purchased with excessive levels of financing. We have three advantages in this environment: operating expertise to maximize value from the assets, restructuring people to deftly manage these complicated situations, and the capital to invest.

A good example of this is our recent sponsorship of a recapitalization of the approximate $8 billion of assets owned by Babcock & Brown Infrastructure (“BBI”). Our plan, which has been endorsed by the management, board and their corporate banking syndicate, is currently in front of their security holders for approval. Given the fact that approvals are still required, we cannot delve into too

2          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

much detail about this opportunity. Suffice it to say that, at this juncture, we think it is a good investment for your capital and once closed, we will try to explain the many reasons why.

Assuming the transaction is approved, we will end up owning 100% of the third-largest freehold port in the UK; 50% of the world’s largest export coal terminal, located in northeast Australia; and approximately 40% of the newly named, Prime Infrastructure. Prime will continue its listing on the Australian Stock Exchange and own approximately $5 billion of infrastructure assets, including approximately 5,000 kilometres of rail lines, the other 50% of the aforementioned coal terminal, a 26% interest in the 15,000 kilometre NGPL pipeline in the U.S., interests in a portfolio of ports across Europe, and various gas and electricity distribution systems in New Zealand, Australia and the UK. Upon completion, the recapitalized assets will have a favourable loan-to-value ratio of less than 70%, strong cash flow coverage, and attractive growth prospects. We will also have the benefit of integrating BBI’s capable management and operating teams with our own, which will significantly expand our management team to enhance the value of existing operations and create further growth opportunities.

We have committed to underwrite the recapitalization of BBI, but will complete the transaction largely through Brookfield Infrastructure, which is in the process of closing a $950 million unit offering, of which we subscribed for $435 million. This funds most of our $1.1 billion equity commitment to the BBI restructuring, with the balance coming from our institutional clients.

INFRASTRUCTURE AS AN ASSET CLASS

During the last three years, infrastructure assets have largely performed as expected. With a few exceptions they have been resilient and have continued to generate cash flows. Unfortunately, many new investors entered the market over the past four years and made at least one of three fatal mistakes. They either: (1) paid too much; (2) had growth assumptions that were too high; or worst of all, (3) employed excessive debt leverage. As a result, many owners of infrastructure assets are in financial difficulty and this has bruised the reputation of infrastructure as an asset class in the eyes of a number of investors. We believe this is unwarranted and think that with proper capital allocation and underwriting assumptions, these assets represent one of the most compelling “real return” investment opportunities available to institutional investors.

Our focus today is on sourcing great assets which are owned by others but are overleveraged. Our goal is to assist owners and financial institutions by providing solutions for unravelling some of these financial situations. We believe that above average returns can be earned in these situations because they require complex restructurings, or because only a few players have access to sufficiently large pools of capital to participate. These kinds of opportunities should continue to be available for the next 18 to 24 months while existing sponsors and creditors attempt to manage deleveraging requirements, debt maturities and covenant breaches.

Moving forward, we believe that private infrastructure funding (new build and sales of in-place assets) is set to boom for at least the next decade, and likely longer. Our vision is based on the premise that governments across the world, but in particular in developed markets, have overspent in relation to their resources and now need to right size their debt positions by selling assets, in order to work their way out of significant budgetary deficits. These efforts will surely involve tax increases, but we believe the global infrastructure market is being set up for enormous growth as state and federal governments across the U.S., UK, Europe and other indebted nations, liquidate capital assets to generate proceeds for the purpose of paying down liabilities.

The UK government has long been a leader with respect to infrastructure privatization. The UK government’s recent announcement of its intention to raise £16 billion through infrastructure privatizations, including the Channel Tunnel and the Dartford Crossing, is just the beginning of this next phase. In the U.S., governments have been slow to start as a result of political and historical reticence. But today, we believe the tide has turned because the U.S. federal and state governments have no choice but to start, or accelerate their own programs. With few other alternatives to get their fiscal houses in order, many governments will be forced to act.

The positive aspect for the global capital market is that privatizations should assist indebted nations in alleviating a portion of their fiscal issues. Developed countries are rich in assets but, like any asset-rich company, need to raise capital by selling assets. By doing so, foreign and local ownership of U.S. and UK treasuries, in essence, will be converted into ownership interests in infrastructure assets. As a result, we believe there will be a fundamental re-appraisal of hard assets. We believe these changes will reward investors with strong risk-adjusted returns, deleverage government balance sheets and also tax users of the infrastructure at the source, thereby enhancing fairness in the allocation of the economic costs of this infrastructure in society.

In summary, we think that the private infrastructure market is still in its infancy. As a result, infrastructure investing will be a growth area for many years to come for those who have both operating expertise and the financial wherewithal. We plan on continuing to capitalize on our inherent strengths to expand our operations in this sector further.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           3

PROPERTY OPPORTUNITIES

Similar to infrastructure, there are a number of commercial property opportunities winding their way to an event which will create a need for recapitalization. Given our capital availability, global presence, and operating abilities, we believe that over the next two years we will be able to capitalize on one or two of these significant situations.

And while the capital markets’ recovery has allowed a number of property companies to refloat themselves on their own, there are many other situations where the clock is ticking and where major deleveraging may be required. Those who have no credible sponsor with the necessary capital represent suitable opportunities for us to assist with their recapitalizations.

Although as mentioned, a number of publicly-listed entities have been able to access the equity markets to deleverage their balance sheets and fund short-term maturities, there are many private owners unable to access equity capital as readily. In addition, financial institutions continue to hold excessive levels of troubled real estate loans and may value our assistance in resolving some of their issues.

Further, the commercial real estate debt levels are compounded by the U.S. market’s heavy reliance on CMBS financing until the beginning of 2008. The virtual disappearance of this form of financing in the last 18 months has created a significant funding gap. Fortunately, we were less reliant on CMBS financing in our own operations and have predominantly utilized traditional mortgage financing which remains available for quality assets from a number of providers. For others, the CMBS mortgages have and will cause distress greater than would otherwise exist if loans had not been securitized.

ELECTRICITY MARKETS

The economic slowdown and imbalances in the North American natural gas markets have resulted in a significant decline in short-term prices for electricity. Fortunately, we remain 80% hedged with long-term power sales agreements and shorter-term financial contracts, although the effect of lower prices on our uncontracted power had a negative impact on the cash flows from our renewable power generating business in the last few quarters.

However, we remain encouraged by the implications of recent developments with respect to the treatment of CO2 on the value of renewable generation, and also continue to believe that prices of fossil fuels will increase over time. We believe that the combination of heightened concerns over carbon emissions, desire for greater energy security and higher prices of fossil fuels longer term will continue to encourage government, industry and consumer participants to embrace policies that will favour renewable (hydro being the most productive) and other “green” forms of electrical generation. This bodes well for us longer term.

One such measure by governments includes the introduction of long-term contracts for the supply of renewable generation. We have entered into several of these contracts in recent years for our wind and hydro facilities, when the pricing has been reflective of the long-term value of our assets. In this regard, we are working on securing a long-term contract for our currently uncontracted hydroelectric production in Ontario (approximately 2,300 gigawatt hours per year). If completed, we expect the contract will have a base price, which will escalate annually, with additional payments for on-peak production and ancillary services.

This agreement would increase the amount of our generation currently under long-term contract from approximately 50% to approximately 70%, and reduce our reliance on shorter-term contracts, achieving a goal we set a few years ago.

CURRENCIES

As detailed in our last letter to you, as a global investor, our returns can be substantially impacted in the short and long term by currency movements. This impacts the intrinsic value of our business as we often do not hedge the full economic value of our investments outside of the U.S., back into U.S. dollars. This is due to both our long investment horizons and our views on currencies.

We sometimes take a view on a currency and hedge some of this exposure. Fortunately, we have been virtually fully unhedged and therefore long most of our foreign currency assets since the beginning of 2009. As a result, we have benefited substantially in the last nine months, as the currency realignments have added approximately $1.5 billion to our underlying net asset values.

Given these dramatic movements of the non-U.S. currencies against the U.S. dollar, we are now considering hedging some of these investments back into U.S. dollars. We possess no crystal ball, but rather believe that we have benefited significantly and that the risk/reward analysis favours taking some of our “gains” and locking them in. This view is strengthened by the highs being set by most currencies against the U.S. dollar, which we believe generally means that we are nearing the upper range in a cyclical movement in the dollar.

4          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

SUMMARY

We remain committed to investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed. Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

We believe that we are now into the recovery phase of this downturn and are therefore continuing to capitalize on the environment to add assets which should pay off for us in the years ahead.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt
Senior Managing Partner & CEO
November 6, 2009

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “sometimes,” “plan,” “think,” “position,” “protect,” “repurchase,” “complete,” “coming,” “offer,” “providing,” “bodes,” “begin,” “predominantly,” “hope,” “leading,” “ensure,” “increasing,” “achieve,” “strategy,” “contracted,” “intend,” “extend,” “projected,” “periodically,” “enable,” “enhance,” “maintain,” “objective,” “pursue,” “generate,” “build,” “capitalize,” “create,” “largely,” “continue,” “believe,” “typically,” “expect,” “potential,” “primarily,” “generally,” “anticipate,” “goal,” “might,” “estimated,” “expand,” “usually,” “often,” “scheduled,” “seeking,” “tend”, “opportunity,” “targets,” “forecast,” “customarily,” “likely,” “growth,” “regularly,” derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “would,” “may,” “will,” “can,” “should,” or “could” are predictions of or indicate future events, trends or prospects, do not relate to historical matters and identify forward-looking statements. Forward-looking statements in this Interim Report include, among others, statements with respect to: our views on the state of the capital markets; performance of our operations; our ability to use funds raised in 2009 to acquire assets during the current economic cycle; the strategic advantage of our access to many different sources of capital; our ability to increase cash flows and intrinsic value over time; the attractiveness of our asset classes for investment by retail and institutional investors; our ability to invest confidently through the recovery phase of the current economic cycle; our ability to generate long-term returns; our ability to position ourselves as a preferred sponsor of acquisition transactions; our ability to build client relationships; our ability to protect our businesses and organically grow our operations; our ability to generate liquidity and extend the term of debt maturities; our ability to maintain maximum financial and operating flexibility; our ability to repurchase interests held by others in our assets at less than net asset value; our focus on and prioritization of new asset acquisitions; the existence of opportunities to assist owners and financial institutions to recapitalize portfolios of high quality assets where purchased with excessive levels of financing; our beliefs, obligations and expectations with respect to our potential investment in Babcock & Brown Infrastructure (“BBI”) and the investment of our institutional clients therein; the potential benefits from integration of BBI’s management and operating teams with ours; our beliefs regarding infrastructure as an asset class; opportunities for, and our goals with respect to, sourcing assets and our beliefs with respect to potential returns on these investments; our beliefs about the private infrastructure market, including future infrastructure privatizations, funding and resulting tax increases; our beliefs on the global infrastructure market; our beliefs on the commercial properties market, including opportunities to capitalize on recapitalizations; our ability to assist financial institutions with troubled real estate loans; our use of and access to traditional mortgage financing; our views on CMBS mortgages; the likelihood that fossil fuel prices will increase over time; our beliefs with respect to government policies that favour renewable and other “green” forms of electrical energy and the impact of those policies on our power business; our ability to secure a long-term contract for our uncontracted hydroelectric production in Ontario and the impact of such contract on our power business; the impact of short and long term currency movements on our returns; our beliefs and practices with respect to hedging our investments outside of the U.S.; our ability to capitalize on the current economic cycle; expected price increases for surplus renewable power generation resulting from above average reservoir levels; expansion of our Brazil retail fund activities; the potential for variations in Internal Rate of Return assumptions; deployment of our uninvested capital in new investment opportunities; future income taxes; allocation of capital for specialized mandates; stability of our cash flows; our ability to invest and build for the future; our ability to build the strength of our tenant relationships; our ability to lock in lower interest rates; our ability to optimize selling prices for our power generation during higher-priced peak periods; our ability to maximize the value of our timber business over the long-term; expected revenues from our transmission operations; expansion of our Brazilian residential properties operations; advancement of our properties under development projects in North America, Australia, the United Kingdom and Brazil; redevelopment of three properties in Washington D.C.; our residential and rural properties held for development; future returns from our real estate finance activities; future fees from our global real estate investment consortium; potential future managed capital arising from the recapitalization of BBI; our plans to use our liquidity and capital commitments from partners; future transaction closings; value creation gains on transactions, the length of time that we hold assets; future initiatives; generating long-term cash flows and opportunities for value creation for us and our partners; creating value for shareholders by increasing cash flows; future lease expiries in our commercial properties portfolio; our contracted renewable power generation; our beliefs about our financing strategy; our ability to pursue business and investment opportunities given our liquidity levels; the ability of the company’s approach to business to mitigate the impact of the current economic environment on its operating margins and investment gains; our beliefs about future growth in revenues and income by investing capital into existing operations; the ability of our businesses to withstand the short-term environment and invest and build for the future; our ability to meet long-term performance objectives for cash flow growth and value creation and to continue to build the company as a world-class asset manager; our ability to store water in reservoirs to protect against short-term changes in water supply; our ability to achieve our short-time and long-term objectives; procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS; our commercial office strategy and goals; our ability to lock-in lower interest rates; our ability to maintain or increase our net rental income in the coming years; our ability to attract new tenants to fill excess in our vacant office property space; our ability to retain the benefit and risk of electricity price increases and decreases through purchases of electricity generated through Brookfield Renewable Power Fund; our strategy of forward selling generation to reduce the impact of short term fluctuations in market prices; our ability to optimize generation selling prices by generating and selling power during higher-priced peak periods; investment in and completion of the development of our Texas transmission system joint venture project; future returns from our real estate opportunity funds; future performance of the U.S. residential real estate markets; timing of our residential real estate construction financing renewals; future generation of revenues through contracted real estates sales in Brazil; future margins in our Australian residential real estate sales; occupancy and completion of the Bay Adelaide Centre; construction on our development land on Ninth Avenue in New York City; conversion of our higher and better use lands; future returns in our restructuring funds; our ability to react quickly to potential investment opportunities and adverse changes in economic circumstances; focusing on owning high quality assets; backing revenue streams with long-term contractual arrangements; future payments under contractual arrangements that have contingent liquidity rights in our favour; match funding long life assets with long-term financings and maintaining a high level of liquidity; the forecast for natural gas and electricity prices during the balance of 2009 and 2010; our ability to renew expired leases in our commercial office portfolio in 2009 and 2010 in the normal course; a reduction in cash flows resulting from the current economic downturn leading to tenant bankruptcies and lower market rents; achieving our 2009 office property operating targets; operating returns in 2009 for our transmission businesses; expectations for our timber operations and the future effects of reduced harvest levels; our timber harvest levels in the U.S. and Canada in 2009 relative to 2008; long-term growth from deployed capital from our new funds; the effect of the current difficulties in credit markets on our restructuring operations and real estate finance group in the short-term and our ability to monetize investments and recognize disposition gains; our goals for our asset management activities including growth in asset management income; contribution from base management fees; reducing leverage in certain areas of our business and the effects of doing so; our ability to invest our capital on a favourable basis for the balance of 2009 through 2011; achieving the key elements of our capital strategy; our ability to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns; our ability to refinance or roll over our corporate and subsidiary debt maturities and fund reductions with current liquidity; cash flow and asset monetizations; our ability to maintain debt levels on any particular asset or group of assets throughout a business cycle; our ability to refinance debt maturities at current borrowing levels on an overall basis and maintain ample liquidity to deliver individual properties if necessary; our ability to reduce our liabilities by a meaningful discount; benefit underlying values; improve cash flow from operations on a per share basis and give rise to accounting gains through debt repurchases or other initiatives; the form of borrowings within the businesses that we manage; our ability to permanently finance our Australian business with corporate facilities and asset-specific mortgages on its properties prior to maturity of our Brookfield Australia bank facility in 2010; the level of seasonality of our various operations; our intention to prepare our financial statements in accordance with IFRS for periods beginning January 1, 2010 and the potential and expected impacts of doing so on our balance sheets; statements of income and cash flows as well as the outlook for the company’s businesses, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current economic downturn; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; timber growth cycles; environmental matters; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2008 Annual Report which is available on our web site and at www.sedar.com

6          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with the most recently issued Annual Report of the company. The Annual Report, and additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities to create value for us and our partners. Our objective is to increase, over time, the cash flows generated from the capital that we have invested in these businesses as well as the income earned by managing them for our partners. Part 5 of the Management’s Discussion and Analysis of Financial Results (“MD&A”) in our 2008 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized this MD&A on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. We segregate our financial results between Asset Management (i.e., what we earn as the manager of the assets or operations) and Operations (i.e., what we earn as an investor in the assets or operations). We also segregate our financial results and our assets, liabilities and capital by Operating Platform. Operating Platforms include commercial properties, renewable power generation, infrastructure, development and other properties and specialty funds. We also have an investment management group which manages fixed income and equity securities on behalf of institutional clients. The results of the investment management activities are included within our Asset Management segment, along with the asset management activities associated with the Operating Platforms, including property management services, as well as investment banking services.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis which represents our pro rata interest in the underlying net assets and cash flows. The net basis includes the operations of the company and Brookfield Properties Corporation (“Brookfield Properties”) collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include the operations conducted through subsidiary or affiliated entities under various methods, including equity accounting, proportionate consolidation and full consolidation.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           7

We provide reconciliations between the basis of presentation in this MD&A and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 14. The tables on pages 53 to 55 provide a reconciliation between our consolidated financial statements and the basis of presentation used herein.

Unless the context indicates otherwise, references in this MD&A to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “the company,” “we,” “us” and “our” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance
November 6, 2009

8          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

PART 2 – PERFORMANCE REVIEW

SUMMARY

Highlights of the third quarter included the following:

•	Operating cash flow totalled $520 million for the third quarter of 2009, or $0.88 per share, compared with $355 million or $0.58 per share in the third quarter of 2008.

•	We generated additional capital of $8 billion since the end of the second quarter, bringing the year-to-date total to $12 billion.

-

Financings and asset monetizations in the quarter totalled $1.8 billion, including the issuance to co-investors of $800 million of common and preferred share equity in our North American property operations and the monetization of a 49.9% interest in our directly held Canadian renewable power facilities for a further $500 million.

-

New co-investor capital pledges and commitments totalled $7 billion, including a $4 billion real estate turnaround consortium, a $1.2 billion debtor-in-possession fund and a $260 million Columbian infrastructure fund.

•

We invested $900 million for future value creation in a variety of initiatives, including our participation in the issuance of common shares in our North American property operations, and the expansion of our Canadian renewable power fund.

Subsequent to quarter-end, we announced a recapitalization plan for Babcock & Brown Infrastructure (“BBI”), a listed Australian infrastructure company that owns interests in A$8 billion of diversified high quality global infrastructure assets. The recapitalization involved a $1.8 billion capital raising arranged by us, of which we committed to invest $1.1 billion. The recapitalization is subject to a shareholder vote on November 16, 2009. To fund part of our commitment, we recently completed a $950 million equity issue in Brookfield Infrastructure Partners, of which we purchased our participation of approximately $435 million and other shareholders purchased $515 million.

The following table summarizes our underlying values, net invested capital and net operating cash flows from our operations for the third quarter of 2009 and 2008:

	Underlying Value [1]	Net Invested Capital [2]		Net Operating Cash Flow [2]
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008
Asset management income				$ 157	$ 109
Operating platforms
Commercial properties	$ 7,485	$ 5,451	$ 4,575	176	$ 272
Renewable power generation	6,639	1,182	1,215	387	106
Infrastructure	974	745	761	9	27
Development and other properties	3,313	4,315	3,334	54	62
Specialty funds	903	992	870	14	(9)
Investments	701	656	704	(20)	3
Cash and financial assets	1,073	1,503	1,073	85	178
Other assets	2,650	3,054	2,551	—	—
	$ 23,738	$ 17,898	$ 15,083	$ 862	$ 748
Liabilities
Corporate borrowings/interest	$ 2,284	$ 2,209	2,284	$ 40	$ 41
Subsidiary borrowings/interest	733	786	733	22	18
Capital securities/interest	1,425	1,616	1,425	23	23
Other liabilities/operating expenses	3,267	2,848	2,654	184	161
	7,709	7,459	7,096	269	243
Capitalization
Co-investor interests in operations[2]	3,228	3,044	2,206	73	150
Shareholders’ equity/operating cash flow	12,801	7,395	5,781	520	355
	16,029	10,439	7,987	593	505
	$ 23,738	$ 17,898	$ 15,083	$ 862	$ 748
Per share
– including future tax liability	$ 20.62	$ 11.32	$ 8.92	$ 0.88	$ 0.58
– excluding future tax liability	$ 24.32
1	Prepared using procedures and processes expected to be followed in preparing IFRS financial statements
2	Includes the operations of Brookfield Properties Corporation

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           9

Operating Cash Flow

The following table summarizes our operating cash flows for the third quarter of 2009 and 2008:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance
Excluding major disposition gains	$ 174	$ 275	$ (101)
Realization gains	346	80	266
Operating cash flow	$ 520	$ 355	$ 165

Operating cash flows increased $165 million to $520 million in total. Excluding realization gains, net operating cash flow decreased by $101 million compared to the third quarter of 2008. Major variances between the two quarters included:

•	The contribution from commercial properties increased by $68 million compared to the third quarter of 2008 reflecting increases in net rental income and lower carrying charges;

•	The contribution from renewable power generating operations decreased by $65 million due largely to the impact of lower spot electricity prices on uncontracted power; and

•	Investment gains from cash and financial assets were approximately $100 million lower in the current quarter.

•

Realization gains of $346 million arose from the partial monetization of directly held Canadian renewable power facilities, included in our renewable power generation segment. The 2008 realization gain of $80 million arose on the sale of a partial interest of a Toronto office building, included in our commercial properties segment.

The following is a summary analysis of our operating results during the third quarter. Please refer to “Review of Operating Platforms” for further details.

Commercial properties generated net operating cash flows, excluding realization gains, of $176 million in the third quarter of 2009 and $108 million in 2008. The increase of $68 million includes a $7 million increase in rents from existing properties representing 2% growth, with a large percentage of the balance due to the impact of lower interest rates on floating rate debt. Within our North American portfolio, we leased 3.2 million square feet during the first nine months of 2009 at an average rate of $19.68 per square foot, replacing expiring leases that averaged $16.38 per square foot. The global portfolio remains well leased with an overall occupancy level of 96%, an average lease term of 7.4 years and average in-place rents that are, by our estimation, 12%-15% below comparable average market rents, and we experienced virtually no tenant issues in the portfolio since our last report. Expiries are limited to 1%, 4% and 6% of our space over the balance of 2009, 2010 and 2011, respectively.

Our renewable power generating operations produced $387 million of net operating cash flow during the quarter, compared with $106 million in the same quarter of 2008. The current quarter includes a $346 million realization gain from the sale of directly owned hydro assets in Ontario into our Renewable Power Fund, in which we hold a 50.1% interest. The cooler than average weather and the economic slowdown resulted in lower than expected spot prices during the quarter, leading to a $53 million reduction in the cash flows prior to financing charges. Generation in the quarter exceeded long-term averages by 9% and while this was still 2% lower than the exceptional generation levels experienced in 2008, the strong water flows have enabled us to maintain reservoir levels at the end of the quarter at 13% above average in order to beneficially position us for expected price increases for surplus generation in the upcoming winter as opposed to the lower prices we experienced during the quarter. Furthermore, prices are locked in for approximately 80% of the remaining generation over the balance of 2009 and 2010 based on long-term averages.

The contribution from our infrastructure operations, which include timberland and transmission, declined to $9 million in the quarter from $27 million in the third quarter of 2008. Net operating cash flows from our timberlands declined to $nil from $6 million in the same quarter last year as we continued to operate at reduced harvest levels in order to preserve long-term value by allowing the trees to continue to grow until prices and margins improve. The contribution from our transmission operations declined by $12 million following the sale of interests in Brazilian transmission lines that had contributed $9 million in the 2008 quarter.

Our development operations include commercial and residential development as well as construction activities. Our commercial development activities primarily relate to the completion of office properties that are substantially pre-leased, most of which are almost complete. The contribution from residential activities was positively impacted by continued growth and activity in our Brazilian operations, which largely offset the slowdown in our Canadian operations. U.S. operations recorded a positive operating margin and reduced impairment charges compared to the 2008 quarter.

10          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Specialty funds contributed $14 million, compared to a cash outflow of $9 million in 2008. Our restructuring business benefitted from government incentives recently put into place to promote energy efficiency initiatives, which offset losses related to industrial businesses in the U.S. housing industry.

The contribution from our cash and financial assets declined to $85 million in the recent quarter compared to $178 million in the third quarter of 2008 due to a lower level of investment gains. Interest charges at the corporate level were lower during the quarter due to declines in floating rates, although the effect is relatively modest because most of our debt is fixed rate.

Balance Sheet and Liquidity

We provide a summary of changes in our financial position, capitalization and liquidity in this section. For further information please refer to the “Review of Operating Platforms” and “Capitalization and Liquidity”.

Net Invested Capital

The following table summarizes our net invested capital as at September 30, 2009, June 30, 2009 and December 31, 2008 on a book value basis as well as variances between these balances, together with the associated underlying values as at December 31, 2008.

	Book Value					Underlying Value
(MILLIONS)	Sept. 30 2009	June 30 2009	Dec. 31 2008	Variances		Dec. 31 2008%
				June 30 2009	Dec. 31 2008
Operating platforms
Commercial properties	$ 5,451	$ 4,885	$ 4,575	$ 566	$ 876	$ 7,485	31%
Renewable power generation	1,182	1,361	1,215	(179)	(33)	6,639	28%
Infrastructure	745	726	761	19	(16)	974	4%
Development and other properties	4,315	3,945	3,334	370	981	3,313	14%
Specialty funds	992	933	870	59	122	903	4%
	12,685	11,850	10,755	835	1,930	19,314	81%
Investments	656	743	704	(87)	(48)	701	3%
Cash and financial assets	1,503	842	1,073	661	430	1,073	5%
Other assets	3,054	2,817	2,551	237	503	2,650	11%
	$ 17,898	$ 16,252	$ 15,083	$ 1,646	$ 2,815	$ 23,738	100%

Liabilities
Financial obligations	$ 2,995	$ 3,003	$ 3,017	$ (8)	$ (22)	$ 3,017	13%
Other liabilities	2,848	2,626	2,654	222	194	3,267	14%
Equity Capitalization
Capital securities	1,616	1,494	1,425	122	191	1,425	6%
Co-investor interests in operations	3,044	2,229	2,206	815	838	3,228	13%
Shareholders’ equity	7,395	6,900	5,781	495	1,614	12,801	54%
	12,055	10,623	9,412	1,432	2,643	17,454	73%
	$ 17,898	$ 16,252	$ 15,083	$ 1,646	$ 2,815	$ 23,738	100%
Per share
- including future tax liability	$ 11.32	$ 10.44	$ 8.92	$ 0.88	$ 2.40	$ 20.62
- excluding future tax liability						$ 24.32

Major changes in net invested capital on a book value basis during the quarter reflected the following:

•

Commercial property capital increased by $566 million due to the impact of foreign currency appreciation on our Australian, Brazilian and Canadian operations. In addition, we reduced debt levels in our North American office portfolio with the proceeds of an equity issue and invested with our partners in our Brazil retail fund to continue to expand that business.

•

The increase of $370 million in net carrying value of our development and other property businesses is due primarily to the impact of foreign currencies on non-U.S. operations as well as the advancement of development projects and selective deleveraging.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           11

•	Cash and financial assets increased by $661 million due primarily to proceeds from equity issuances within our North American property business and Canadian Renewable Power operations.

•	Other assets and liabilities increased by $237 million and $222 million, respectively, primarily due to stronger currencies on our foreign denominated working capital balances.

•

Equity capitalization increased by $1.4 billion. We issued $519 million of common equity and C$288 million of preferred equity to co-investors from our North American office business, which contributed to the $815 million increase in co-investor interests. Net income during the period and currency appreciation, offset by dividends, added a further $600 million.

Underlying Values and International Financial Reporting Standards (“IFRS”)

We utilize underlying values of our business throughout the MD&A. These values have been prepared using the procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS, under which we intend to report our financial results commencing in 2010, and are as at December 31, 2008, with the anticipated date of our opening balance sheet for IFRS adoption being January 1, 2009. Please refer to the MD&A in our 2008 Annual Report for more information.

We are required to adopt IFRS reporting beginning in 2011, however we have chosen to begin reporting on this basis in 2010 because we believe that it provides a more relevant basis of presentation of our financial results than U.S. or Canadian generally accepted accounting principles and it is generally consistent with how we measure our performance internally and for our asset management clients. We already utilize IFRS reporting in many of our operations and it is already implemented throughout almost all of the other regions in which we operate.

The underlying values reflect most, but not all, of our tangible assets at fair value as at that date, with corresponding adjustments to minority interests and shareholders’ equity, but do not include any upward revaluation of land and other inventories to reflect current value nor have we adjusted the carrying values of our borrowings positively or negatively at this time. Furthermore, the underlying values are reduced by accounting provisions that reflect a theoretical tax liability that might arise if we were to liquidate the business based on the underlying values in the balance sheet at that date, consistent with IFRS accounting principles. Our intention, however, is to hold most of these assets for an extended period of time or at least plan our affairs to minimize the amount of tax paid compared with this theoretical calculation. Accordingly, we present underlying values including and excluding this liability.

The following table reconciles our Canadian GAAP common share equity as at December 31, 2008 to our underlying values based on IFRS calculations at that date. The table also identifies our estimate of the value of certain assets that are not carried at fair value for IFRS purposes, such as land inventories. In addition, we have experienced significant changes in currency values during the first nine months of 2009 and we have provided an internal estimate of the impact of these changes, together with cash flow generated thus far in 2009, excluding realization gains.

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share
Book value under historical accounting at December 31, 2008	$4,911	$8.92
Add: Underlying value adjustments to bring some, but not all of our assets to appraisal value	9,240	15.39
Underlying value as at December 31, 2008	14,151	24.31
Add: Estimated excess value of assets over book value that are not included within the
IFRS fair value framework (such as historical cost land and other inventories)[1]	1,500	2.50
Adjusted underlying value as at December 31, 2008	15,651	26.81
Add: Increase due to cash flows and currency movements during the nine months ended September 30, 2009[1]	1,800	3.00
Underlying value - as adjusted	$17,451	$29.81
1	Management estimate

As mentioned above, the foregoing table reflects Internal Rate of Return (“IRR”) assumptions, such as discount and capitalization rates, as at December 31, 2008. While we believe that the assumptions used at that time are appropriate, we also recognize that IRR’s will vary in different circumstances. For example, on a liquidation basis in the less liquid markets that we have experienced in recent months, the IRR rates could be higher (and the valuations lower). Correspondingly, if you believe that a company should be valued as a going concern in a normal market at the value that buyers and sellers would transact, then the IRR rates would likely be lower (and valuations higher), which is consistent with our prior experience.

12          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

For reference in this regard, a 100 basis point change to the IRR’s for our commercial office and renewable power businesses would add or subtract approximately $1.5 billion or $2.50 per share on a pre-tax basis to the values presented in the table above.

We also note that the table summarizes the tangible values of our business, but does not include any additional intrinsic values, nor does it assume we grow or utilize our franchise to invest capital in the future.

Capitalization

Our capitalization is relatively unchanged over the third quarter and since the beginning of the year. Debt levels are nearly equal to those at the beginning of the year on both a deconsolidated basis and on a net invested basis. Meanwhile, the book value of our equity capitalization has increased by $2.6 billion on a net invested basis since January 1st of this year and by $1.7 billion on a deconsolidated basis over the same period. We believe that our underlying values have increased by at least this much over the first nine months of the year with the result that our current deconsolidated debt to total capitalization ratio has improved from the 15% ratio at the beginning of 2009. Our proportionate debt-to-total-capitalization ratio was 44% at the beginning of the year and we believe that it also has improved as a result of increases in underlying values and lower debt levels.

Liquidity

We completed a number of capital raising initiatives to date in 2009, including public issuances of common and preferred equity, debt securities and capital for managed funds. These initiatives have generated a total of $12 billion, of which $7 billion was completed during the third quarter. Core liquidity at the Corporation and our major operating platforms totalled $3.8 billion at quarter end, substantially higher than historical levels. In addition, we have a total of $6.7 billion of uninvested capital allocated by investors to our various mandates for total capital of $10.5 billion that could potentially be deployed into new investment opportunities.

Subsequent to the third quarter we also completed two additional equity issues, one in Brookfield Infrastructure Partners, and one in our Brazilian residential business that together raised a further $1.2 billion, of which we purchased $435 million. These issues further bolstered our liquidity and in the case of Brookfield Infrastructure, represented $950 million of the capital necessary to fund our $1.1 billion commitment to the $1.8 billion restructuring of Babcock & Brown Infrastructure that we have sponsored. We raised $560 million of the remaining capital required to complete the restructuring in the third quarter through an Australian public offering and the cash is being held in escrow awaiting closing of the transaction.

Highlights during the quarter included:

Equity Issues

•	$1,300 million of common and preferred shares issued by Brookfield Properties (we subscribed for $519 million of common shares); and

•	$690 million of common equity issued by Brookfield Renewable Power Fund (we subscribed for $345 million).

Managed funds and investment consortiums

•	$5 billion of equity capital allocations to the Brookfield Global Real Estate Turnaround Consortium (we have allocated $1 billion);

•	$1.3 billion of capital allocations to a Debtor-in-Possession fund (we have allocated $185 million);

•	$260 million towards a $360 million Columbia Infrastructure Fund (we have committed $50 million); and

•	We secured the mandate to launch a $500 million Peru Infrastructure Fund.

Debt Financings

•	We completed an additional $750 million of public and private debt financings including mortgage bonds and corporate financings.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           13

Asset Management Activities

The following table presents key metrics relating to our asset management activities over the third quarter of 2009 and 2008:

(MILLIONS)	2009	2008	Variance
Asset management revenues (for the three months ended September 30)	$ 157	$ 109	$ 48
Third-party capital allocations (as at September 30 and December 31)
– Unlisted fund and specialty issuers	$ 14,389	$ 9,174	$ 5,215
– Public securities	23,058	18,040	5,018
	$ 37,447	$ 27,214	$ 10,233

Asset management income increased by $48 million from the 2008 quarter. Property service fees increased by $35 million reflecting the acquisition of property service businesses in the U.S. and Australia. Asset management fees increased by $13 million due to higher base management fees as well as an increase in transaction fees.

We continued to expand our asset management activities during the quarter. Capital allocations from third-party clients increased by $10.2 billion since year-end and totalled $37.4 billion at the end of the quarter. Allocations to our unlisted funds and specialty issuers increased by $5.2 billion as new mandates focused on distressed real estate opportunities, infrastructure and debtor-in-possession lending were formed in the quarter. The majority of allocations are earmarked for specialized mandates intended to capitalize on opportunities arising from the current economic downturn. Public securities under management increased by $5.0 billion, of which $3.9 billion related to higher market values and $1.1 billion to new mandates.

We provide additional information on our asset management activities beginning on page 33.

Net Income

The following table presents net income for the third quarter of 2009 and 2008 determined in accordance with GAAP. We do not utilize GAAP net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow.

	Net [1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance
Operating cash flow and gains	$ 520	$ 355	$ 165
Non-cash items
Depreciation and amortization	(180)	(202)	22
Equity accounted results	—	(11)	11
Future income taxes	(103)	(36)	(67)
Net income excluding revaluation and other items	237	106	131
Revaluation and other items, net of tax	(125)	65	(190)
Net income	$ 112	$ 171	$ (59)
Per share	$ 0.17	$ 0.27	$ (0.10)
1	Net of non-controlling and associated minority interests

Net income prior to the impact of revaluation and other items was $237 million compared to $106 million in the third quarter of 2008. As discussed earlier, operating cash flow and gains increased by $165 million. Depreciation declined in the quarter due to lower levels of depletion expense reflecting lower harvest levels in our timber operations and a lower level of intangible assets that are amortized. Future income taxes in each quarter include provisions of $105 million and $32 million, respectively, in respect of realization gains.

Revaluation and other items include $44 million of mark-to-market adjustments on hedging and forward sale arrangements relating to physical assets that are not themselves marked-to-market for accounting purposes, $60 million of adjustments to the carrying value of certain development assets to reflect lower recoverable values and $30 million of provisions arising from the restructuring of an investment in the pulp and paper sector. These items are offset by corresponding tax benefits of $32 million. The 2008 results included meaningful gains from the fair valuing of certain power sales agreements. We provide additional information on net income beginning on page 38.

14          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Outlook

In the short term, we remain focused on maintaining strong liquidity levels and increasing third party capital allocations. The current economic environment may result in continued downward pressure on operating margins and our ability to record investment gains. We believe, however, that our approach to business protects us in this environment because many of our revenue streams are contractually supported and our financings are largely long-term and fixed rate in nature. Furthermore, our businesses that are shorter duration in nature have already experienced declines and we believe are gradually entering a recovery phase.

As a result, we believe that our businesses are well positioned to not only withstand the difficult current environment but to also invest and build for the future. This provides us with confidence that we will meet our long-term performance objectives with respect to cash flow growth and value creation, and continue to build Brookfield as a world-class asset manager.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           15

REVIEW OF O PERATING PLATFORMS

Commercial Properties

The following table summarizes the invested capital and operating cash flows contributed by our commercial property operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Office properties	$ 21,077	$ 19,657	$ 5,285	$ 4,485	$ 406	$ 398	$ 176	$ 119
Retail properties	1,761	1,326	166	90	34	41	—	(11)
Realization gains	—	—	—	—	—	164	—	164
	$ 22,838	$ 20,983	$ 5,451	$ 4,575	$ 440	$ 603	$ 176	$ 272
Underlying value		$ 23,877		$ 7,485

Our commercial property operations contributed net operating cash flow of $176 million in the third quarter of 2009 compared to $108 million in the third quarter of 2008. The 2008 results also included a $164 million realization gain ($80 million net of non-controlling interests) on the sale of a partial interest in a Toronto office building. The increase reflects modest growth in net rents on re-leasing and lower interest expense on floating rate debt. Consolidated assets and net invested capital increased from year end due to the completion of office properties that were previously included within our development activities as well as currency appreciation.

Net invested capital increased in the quarter as we raised $1.0 billion of common equity capital within our publicly listed North American commercial office subsidiary. We subscribed for 50% of the issue, investing $519 million to maintain our pro-rata interest. In addition, we invested $140 million into our Brazil Retail Fund alongside our partners to continue to fund development activities and repay debt.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world, located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. As at September 30, 2009, we owned, directly and indirectly, over 160 properties containing total leasable area of 94 million square feet. Our net leasable area on a consolidated basis was approximately 70 million square feet.

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2009					2008
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests		Net	Total	Interest Expense	Co-investor Interests		Net
North America	$ 333	$ 150	$ 37	[1]	$ 146	$ 324	$ 182	$ 30	[1]	$ 112
Australasia	60	30	—		30	63	56	3		4
United Kingdom	13	13	—		—	11	8	—		3
Realization gains	—	—	—		—	164	—	—		164
	$ 406	$ 193	$ 37		$ 176	$ 562	$ 246	$ 33		$ 283
1	Includes $6 million (2008 – $14 million) attributable to co-investor interests classified as liabilities and interest expenses for accounting purposes

16          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

The following table sets out the variances in operating cash flows and presents the current period results reflecting the average exchange rates during the third quarter of 2009 as well as those in place during 2008 to enhance comparability:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance
Existing properties (excluding impact of foreign exchange)
United States	$ 285	$ 281	$ 4
Canada	51	51	—
Australasia	54	52	2
United Kingdom	12	11	1
	402	395	7
Developed or sold properties	6	5	1
Realization gains and other	7	162	(155)
Impact of foreign exchange[1]	(9)	—	(9)
Total operating cash flow	406	562	(156)
Interest expense	(197)	(246)	49
Co-investor interests	(37)	(33)	(4)
Impact of foreign exchange[1]	4	—	4
Net operating cash flow	$ 176	$ 283	$ (107)
1	Based on average exchange rates during comparative quarter

Operating cash flow from existing properties increased by $7 million prior to the impact of foreign exchange representing a 2% increase in net rental income. The contribution from recently completed properties in Canada, Australia and the UK, as well as higher net rents in North America was offset by the sale of the Canada Trust Tower in Toronto in the second half of 2008 resulting in a net increase of $1 million from developed or sold properties.

Interest expense declined by $49 million in the third quarter of 2009 due largely to the impact of lower interest rates on floating rate debt. The maturity profile of our borrowings is relatively modest for the next two years and we continue to roll over existing maturities in the normal course of business, and are also taking steps to lock in lower interest rates.

Our global portfolio occupancy rate at the end of September 30, 2009 was 95.5% (June 30, 2009 – 95.4%), and the average term of the leases was 7.4 years up from 7.2 years at December 31, 2008. Annual lease expiries average 5% until 2013 with only 1%, 4% and 6% expiring in 2009, 2010, and 2011, respectively. We have continued our strategy of pre-leasing space that expires in future years. As a result, while current occupancy levels have increased by 0.1% since June 30, 2009, the aggregate expiries over the next three years have been reduced by 1.0% resulting in a decrease in near-term leasing requirements and an increase in the average lease term.

AS AT SEPTEMBER 30, 2009	Current Occupancy	Average Term	Net Leasable Area	Currently Available	Expiring Leases (000’s Sq ft)
					2009	2010	2011	2012	2013	2014	2015	2016+
United States	94%	7.2	42,433	2,637	331	1,560	2,653	3,500	7,144	3,100	3,998	17,510
Canada	98%	7.0	16,561	295	91	798	1,345	1,186	3,352	501	2,665	6,328
Australasia	98%	7.7	10,527	172	420	426	372	283	363	773	815	6,903
United Kingdom	96%	15.5	1,661	66	6	58	17	57	24	304	—	1,129
Total/Average	96%	7.4	71,182	3,170	848	2,842	4,387	5,026	10,883	4,678	7,478	31,870
Percentage of total				4%	1%	4%	6%	7%	15%	7%	11%	45%

In North America average in-place net rents across the portfolio increased modestly to $24 per square foot compared with $23 per square foot at December 31, 2008, reflecting step ups in rent and releasing activity. We leased 3.2 million square feet in our North American portfolio during the first nine months of 2009 (0.7 million in the third quarter) at an average net rent of $19.68 per square foot, replacing expiring leases that averaged $16.38 per square foot. Our in-place rents continue to be at a discount to the average rents in our markets, which we estimate to be $28 per square foot. This discount provides assurance that we will be able to maintain or increase our net rental income in the coming years, notwithstanding the present difficult economic environment.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           17

Average in-place rents in our Australasian portfolio are $35 per square foot, approximately 12% below market rents. Our 18 largest tenants have a weighted average lease life of nine years and account for approximately 68% of our leasable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, there have been no leases returned to us as a result of credit events since the end of the second quarter (approximately 500,000 square feet in the preceding 15 months, of which most has been re-leased already). Furthermore, the competitive positions of our properties in their respective markets enable us to attract new tenants from lower quality buildings to fill any excess in vacant space.

The following table sets out the consolidated assets and net capital invested in our office property operations by region:

(MILLIONS)	September 30, 2009					December 31, 2008
	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital
Office properties
North America	$ 8,097	$ 5,594	$ —		$ 2,503	$ 7,887	$ 5,675	$ —		$ 2,212
U.S. Core Office Fund	7,343	5,678	934	[1]	731	7,395	5,729	923	[1]	743
Australasia	3,745	1,872	132		1,741	2,458	1,283	102		1,073
United Kingdom	1,053	854	—		199	986	642	—		344
Other assets and liabilities
Intangible items	766	665	—		101	841	761	—		80
Working capital	73	63	—		10	90	57	—		33
	$ 21,077	$ 14,726	$ 1,066		$ 5,285	$ 19,657	$ 14,147	$ 1,025		$ 4,485
1	Includes $426 million (December 31, 2008 – $711 million) of co-investor interests that are classified as liabilities for accounting purposes

Consolidated office property assets increased to $21.1 billion from $19.7 billion at year end. Consolidated assets in Australia increased as a result of five properties previously included in commercial developments reaching practical completion and being transferred to operating properties. In addition, the strengthening Australian dollar increased the value of our assets by $620 million ($270 million net of the impact of debt and minority interests denominated in the same currencies). The consolidated carrying value of our North American properties is approximately $262 per square foot, substantially less than the estimated replacement cost of these assets.

During the quarter we completed $0.3 billion of financings to replace near-term maturities. Core office property debt at September 30, 2009 had an average interest rate of 5% and an average term to maturity of six years, generally matching the lease profile. The debt to capitalization based on the underlying values as at December 31, 2008 is approximately 60%.

Intangible assets represent the portion of the purchase price of properties that has been attributed to items such as above-market leases and tenant relationships. The $665 million of deferred credits are in respect of items such as below-market tenant and land leases.

Retail

The following table summarizes invested capital and operating cash flow in our retail property operations which are held through our 25% owned Brazil retail property fund. The balance of our retail centers are held as components of our office portfolio or as non-strategic assets.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Retail properties	$ 1,318	$ 962	$ 1,318	$ 962	$ 34	$ 41	$ 34	$ 41
Working capital/operating costs	443	364	94	(136)			(4)	(4)
Borrowings/interest expense			(959)	(614)			(24)	(43)
Co-investor interests			(287)	(122)			(6)	(5)
	$ 1,761	$ 1,326	$ 166	$ 90	$ 34	$ 41	$ —	$ (11)

18          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Total operating cash flows were $34 million in the third quarter of 2009, compared with $41 million for the same quarter in 2008. The decrease over the prior year is due to a 13% decrease in the average Brazilian exchange rate used to translate earnings. A meaningful portion of the portfolio continues to be under redevelopment and therefore is not contributing towards current results.

Total rents are comprised of a fixed monthly rent plus a percentage of sales. Rents per gross leasable area averaged R$20 per square foot in the third quarter of 2009 versus R$18 per square foot in the third quarter of 2008. Same store retail sales within the portfolio averaged R$280 per square foot in the third quarter of 2009, compared to R$275 per square foot in the third quarter of 2008, representing an increase of 2%.

Consolidated assets and liabilities increased due to a higher exchange rate for the Brazilian currency since the beginning of the year, while net invested capital increased as additional capital was contributed to the fund by us and our partners to pursue growth opportunities and repay subscription debt.

Underlying Value

The underlying values of the consolidated assets and net equity of our commercial portfolio were determined to be $23.9 billion and $7.5 billion, respectively, as at December 31, 2008. The key metrics used in each geographic region are set out in the following table:

	North America			Australia			United Kingdom
	Minimum	Maximum	Average	Minimum	Maximum	Average	Minimum	Maximum	Average
Discount rate	6.5%	13.0%	8.2%	6.3%	9.4%	7.0%	5.5%	8.5%	6.2%
Terminal capitalization rate	5.7%	9.0%	6.9%	8.5%	11.0%	8.9%	5.5%	8.5%	6.2%
Exit date	2010	2041	2017	2018	2018	2018	n/a [1]	n/a [1]	n/a [1]
1	UK valuations assume properties held in perpetuity, consistent with industry standards

The underlying value of our combined commercial office and retail portfolio represents a 7.2% “going in” capitalization rate based on the 2008 total operating cash flows, excluding gains. The valuations are most sensitive to changes in the discount rate. A 100 basis point change in the discount rate results in a $1.4 billion change in the calculated underlying pre-tax value of our common equity after reflecting the interests of minority shareholders.

Renewable Power Generation

We have assembled one of the largest privately owned hydroelectric power generating portfolios in the world. As at September 30, 2009, we owned and managed 163 conventional hydroelectric generating stations located on river systems in the U.S., Canada and Brazil with a combined generating capacity of approximately 3,155 megawatts. We also own and operate two natural gas-fired plants, a 600 megawatt pumped storage facility and a 189 megawatt wind energy project. Overall, our assets represent 4,159 megawatts of generating capacity and annual generation of approximately 15,600 gigawatts based on long-term averages.

The following table summarizes our invested capital at the end of the third quarter of 2009 and end of last year, and the net operating cash flow generated by our power generating operations during the third quarter of 2009 and 2008:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Hydroelectric generation	$5,053	$4,223	$5,053	$4,223	$148	$197	$148	$197
Wind, pumped storage and co-generation	531	479	531	479	12	16	12	16
Development	306	253	306	253	—	—	—	—
Realization gain	—	—	—	—	346	—	346	—
	5,890	4,955	5,890	4,955	506	213	506	213
Cash and financial assets	275	357	275	357			—	—
Working capital	1,359	1,161	269	335			(1)	(8)
Unsecured corporate power borrowings			(960)	(653)			(15)	(9)
Property-specific debt			(3,802)	(3,587)			(71)	(68)
Co-investor interests			(490)	(192)			(32)	(22)
	$7,524	$6,473	$1,182	$1,215	$506	$213	$387	$106
Underlying value		$12,051		$6,639

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           19

Net operating cash flow and realization gains totalled $387 million in the third quarter of 2009 compared with $106 million in the comparable quarter last year. Generation was relatively unchanged from last year at approximately 3,400 gigawatt hours but realized electricity prices were lower by approximately $14 per megawatt hour, leading to a reduction in the operating cash flow from our hydroelectric facilities of $49 million. This resulted from lower than average prices this year, compounded by higher than average prices last year in the comparable quarter. After deducting carrying charges, net operating cash flow was $41 million, compared to $106 million in the third quarter of 2008 and $91 million in the second quarter of 2009. The third quarter is typically our lowest quarter in terms of operating cash flow due to seasonal fluctuations in water levels, whereas financing charges and certain operating expenses are incurred on a more even basis over the year, with the result that the third quarter operating cash flows appear unusually low in contrast to the full year.

We realized a $346 million gain in the current quarter on the sale of certain hydro assets in Ontario to our partners in the Brookfield Renewable Power Fund. We continue to own 50% of these assets through the fund and continue to purchase all of the power under a long-term agreement. This enabled us to monetize a portion of the value of these relatively mature assets while retaining the potential upside (and downside) of future changes in energy prices. The transaction raised C$560 million of proceeds for us and repositioned the Fund as our primary investment vehicle for renewable power in Canada. As discussed below, we are working on securing an agreement in principal for a long-term contract for this power on favourable terms.

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2009				2008
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,373	$ 98	$ 31	$ 67	1,396	$ 114	$ 35	$ 79
Canada	1,317	71	29	42	1,348	105	27	78
Brazil	714	58	19	39	634	55	15	40
Total	3,404	$ 227	$ 79	$ 148	3,378	$ 274	$ 77	$ 197
Per MWh		$ 67	$ 23	$ 44		$ 81	$ 23	$ 58

Our strategy of forward selling generation (described below under “Contract Profile”) reduces the impact of short-term fluctuations in market prices on our results. During the quarter, 81% of our long-term average generation was sold or hedged pursuant to long-term and financial contracts achieving realized prices well in excess of spot prices during the period. The unhedged balance of 571 gigawatt hours, together with the 398 gigawatt hours of generation in excess of long-term averages, (969 gigawatt hours in total; 2008 – 1,020 gigawatt hours) was sold into the spot market without the benefit of hedges. This resulted in a lower average realized price, although we did benefit from above average generation during the period.

Realized prices also reflected the impact of lower Canadian and Brazilian currencies, relative to 2008 levels which negatively impacted the revenues in those jurisdictions. Operating costs remained consistent with last year on an aggregate and per unit basis compared to the third quarter of 2008, although they are higher on a per unit basis than the levels experienced in other quarters due to the impact of lower volumes.

Cash flow from our non-hydro facilities declined to $12 million compared with $16 million in the third quarter of 2008. Results were negatively impacted by higher fuel costs at our gas-fired facility located in Ontario due to expiration of our long-term, low-cost supply agreement at the end of 2008. Last year’s results were positively impacted by the resale of the low-cost contracted gas at higher market prices in that period.

20          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Generation

The following table summarizes generation during the third quarter of 2009 and 2008:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS)	Long-Term Average	Actual Production		Variance to
		2009	2008	Long-Term Average	Actual 2008
Existing capacity	2,657	3,076	3,132	419	(56)
Acquisitions – during 2008 and 2009	349	328	246	(21)	82
Total hydroelectric operations	3,006	3,404	3,378	398	26
Wind energy	102	70	78	(32)	(8)
Co-generation	217	118	225	(99)	(107)
Pumped storage	96	128	125	32	3
Total generation	3,421	3,720	3,806	299	(86)

Hydroelectric generation from existing capacity (i.e., “same store” basis) during the third quarter was 16% above our long-term average plans, although comparable to the 2008 quarter, in which we also experienced water flows that were well above average. Year-to-date results are 7% above expected averages. Recently acquired or commissioned assets contributed 328 gigawatt hours, representing an increase of 82 gigawatt hours.

Our geographic distribution provides diversification of water flows to minimize the overall impact of hydrology fluctuations. In North America, most of our systems have access to water reservoirs in which we can store approximately 21% of our annual generation, providing partial protection against short-term changes in water supply and enabling us to optimize selling prices by generating and selling power during higher-priced peak periods. In this regard, we retained a portion of the strong inflows such that reservoir levels were approximately 13% above average levels at quarter end, which we hope positions us to benefit from higher prices in the fourth quarter.

Almost all of our facilities in Brazil participate in a national program that levelizes hydrology results among regions, resulting in particularly stable generation results. This further minimizes the impact of water variations on almost 20% of our generation.

Contract Profile

Consistent with our strategy to establish lower volatility revenue streams, the prices for approximately 80% of our projected generation for 2009 and 2010 are contracted pursuant to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets when certainty of generation is confirmed.

Our long-term sales contracts, which account for approximately 50% of total generation have an average term of 13 years. The majority of our counterparties are investment grade in nature, including a number of government agencies. The financial contracts typically have a term of less than two years and are with high credit-worthy counterparties or otherwise supported by credit-mitigation features such as parental guarantees or collateral arrangements.

We are working on securing a long-term contract for our currently uncontracted hydro-electric production in Ontario (approximately 2,300 gigawatt hours per year). If completed, we expect the contract will have a base price, which will escalate annually, with additional payments for on-peak production and ancillary services. This agreement would increase the amount of generation currently under long-term contract from approximately 50% to approximately 70%, and reduce our reliance on shorter-term contracts achieving a goal we set a few years ago.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           21

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

		Years Ended December 31
	Balance of 2009	2010	2011	2012	2013
Generation (GWh)
Contracted
Power sales agreements	2,007	8,285	7,810	7,052	6,817
Financial contracts	1,179	3,704	—	—	—
Uncontracted	597	3,298	7,598	8,381	8,607
	3,783	15,287	15,408	15,433	15,424
Contracted generation
% of total	84%	78%	51%	46%	44%
Price ($/MWh)	$ 71	$ 76	$ 81	$ 85	$ 87

The average selling price for contracted power increases over the next five years to $87 per megawatt hour from $71 per megawatt hour, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower-priced contracts during the period.

Financial Position

Consolidated assets increased due to a partial recognition of the fair value of the facilities transferred to the Brookfield Renewable Fund, as well as higher exchange rates at quarter end relative to the end of 2008 and investments in the development of new capacity, offset by accounting depreciation. Co-investor interest and corporate borrowings increased due to equity and debt issuance, as well as currency appreciation, with the result that net invested capital was largely unchanged.

Property-specific debt has an average interest rate of 7%, an average term of 12 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 7%, have an average term of seven years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

Co-investor interests increased due to the issuance of C$380 million in equity of the 50%-owned Brookfield Renewable Power Fund to co-investors, resulting in a modest overall decline in net invested capital.

Underlying Value

The underlying equity value of the consolidated assets and net equity of our renewable power generation portfolio were determined to be $12.1 billion and $6.6 billion, respectively, as at December 31, 2008 in total after deducting borrowings and minority interests. The underlying value of our hydroelectric facilities represents a “going-in” capitalization rate of 7.6% based on 2008 total operating cash flows adjusted to reflect long-term average hydrology. The valuations are most sensitive to changes in the discount rate and long-term power prices. A 100-basis point change in the discount rate and a 10% change in long-term power prices each resulting in a $0.9 billion change in the calculated pre-tax value of our common equity.

Infrastructure

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors. We recently announced our sponsorship of the proposed recapitalization of a A$8 billion of infrastructure assets owned by Babcock & Brown Infrastucture. The proposed transaction requires an investment of $1.1 billion to be provided by us and should close in the fourth quarter, subject to regulatory and shareholder approvals.

We recently completed a $950 million equity offering in Brookfield Infrastructure Partners to fund a portion of this investment. We will purchase approximately $435 million of the offering which will increase our pro rata interest from 41% to 45% and enable Brookfield Infrastructure to fund its participation in the acquisition.

22          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Our existing operations are located primarily in the United States, Canada, Chile and Brazil and are primarily owned through funds and specialty listed issuers that we manage. The invested capital and net operating cash flows contributed by these operations are summarized in the following table:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Timberlands	$3,621	$3,557	$469	$439	$25	$33	$—	$6
Transmission	633	856	276	322	22	45	9	21
	$4,254	$4,413	$745	$761	$47	$78	$9	$27
Underlying value		$5,059		$974

Timber

Timber operations contributed $25 million of total operating cash flow during the third quarter of 2009 compared to $33 million in 2008. Net operating cash flow was $nil in 2009 compared to $6 million in 2008. Consolidated assets held within our timber operations and related borrowing levels were relatively unchanged during the quarter.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Timberlands
Western North America	$2,592	$2,613			$23	$27
Eastern North America	167	150			2	3
Brazil	135	63			—	3
	2,894	2,826	$2,894	$2,826	25	33	$25	$33
Working capital/other expenses	727	731	164	158			(1)	(4)
Property-specific debt/interest expense			(1,556)	(1,550)			(22)	(20)
Co-investor interests			(1,033)	(995)			(2)	(3)
	$3,621	$3,557	$469	$439	$25	$33	$—	$6
Underlying value		$4,164		$613

The decline in operating cash flow was due largely to lower demand for timber, which led to lower prices in both the domestic and export markets in 2009. In response, we continued to operate at lower harvest levels until prices recover and allow the trees to continue to grow, which we believe will maximize the value of this business over the long term. We were able to selectively focus our harvest levels to capture market opportunities in both domestic and export markets, which limited the decline in realized prices across our operations to approximately 20% compared to the third quarter of 2008. Interest costs were in line with the prior year as the debt is long-term and fixed rate, while co-investor interests in operating cash flows declined due to the reduction in operating cash flows. The following table summarizes the sales results from our timber operations:

FOR THE THREE MONTHS ENDED SEPTEMBER 30	2009			2008
	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)
Western North America
Douglas fir	359	$ 77	$ 28	574	$ 88	$ 50
Whitewood	263	60	16	339	58	20
Other species	209	62	13	173	104	18
	831	68	57	1,086	81	88
Eastern North America and Brazil	675	28	19	742	33	24
	1,506	$ 50	$ 76	1,828	$ 62	$ 112

We sold 1.5 million cubic metres of timber during the third quarter of 2009, compared to 1.8 million cubic metres in the third quarter of 2008. We continue to reduce harvest and sales levels in North America as margins on high quality timber such as Douglas fir and Whitewood species remain low. We increased harvest levels moderately in Brazil reflecting the relative strength in that market.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           23

We intend to continue harvesting our Western North American timberlands at reduced levels for the remainder of 2009 in order to preserve inventory and maximize future value. Accordingly, we expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Transmission

Transmission operations contributed $22 million of total operating cash flow during the third quarter of 2009 compared to $45 million in the same period in 2008. Net operating cash flow totalled $9 million in the third quarter of 2009 compared to $21 million in the same period in 2008. The 2008 results reflect total and net operating cash flow from a Brazilian transmission business which was sold in the first half of 2009 for $28 million and $9 million, respectively.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Transmission facilities and investments
Chile	$358	$324			$14	$8
North America	188	158			8	9
Brazil	—	207			—	28
	546	689	$546	$689	22	45	$22	$45
Working capital/other expenses	87	167	65	116	—	—	—	(1)
Property-specific debt/interest expense			(111)	(237)	—	—	(2)	(3)
	633	856	500	568	22	45	20	41
Co-investor interests			(224)	(246)	—	—	(11)	(20)
	$633	$856	$276	$322	$22	$45	$9	$21
Underlying value		$895		$361

Our transmission operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins over the long-term that should increase with inflation and other factors such as operational improvements.

We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations. The operating margin at our Chilean transmission operations was 83%, which is in line with historical levels.

Consolidated assets and net invested capital held within our transmission operations decreased, following the completion of the sale of our Brazilian transmission lines and associated reduction in borrowings during the second quarter. We received total proceeds of $275 million inclusive of hedge proceeds. Subsequent to quarter end, we sold our North American electricity distribution business for gross proceeds of C$75 million, resulting in a minimal gain over the book value.

We are in the initial stages of developing a $500 million transmission system in the state of Texas with a 50% joint venture partner although we do not expect to invest any meaningful level of capital until late 2010. The development is expected to be completed in 2011.

Underlying Value

The underlying value of the net invested capital in our infrastructure operations was determined to be $1.0 billion as at December 31, 2008 after deducting borrowings and minority interests consisting of $613 million in our timber business and $361 million in our transmission business.

The valuations of our timberlands are based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% at a terminal valuation date of 72 years on average. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on the contractual sale price for our Brazilian interests, an independent valuation of our Chilean transmission business, and an internal valuation of our Northern Ontario operations based on the regulated rate base. In valuing our Chilean transmission business, key assumptions included a weighted average discount rate of 11.0%, a terminal capitalization rate of 8.6% and an average terminal valuation date of 2023.

24          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Development and Other Properties

Development and other properties include our opportunity investment funds, residential operations, properties that are under development and held for development, and construction activities.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Opportunity investments	$1,314	$1,295	$164	$183	$25	$24	$11	$11
Residential	5,312	3,820	766	171	47	17	29	35
Under development	1,936	1,970	893	742	4	1	3	1
Held for development	2,426	2,260	1,742	1,693	—	—	—	—
Construction activities	1,554	1,299	750	545	11	15	11	15
	$12,542	$10,644	$4,315	$3,334	$87	$57	$54	$62
Underlying value		$10,619		$3,313

Opportunity Investments

We manage niche real estate opportunity funds with $502 million of committed capital (Brookfield’s share – $210 million).

Total property assets within the funds were approximately $1.3 billion at September 30, 2009, unchanged from year end. The portfolio of 83 properties is comprised predominantly of office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family and other property asset classes.

Net operating cash flows were $11 million in the current quarter, similar to the third quarter in 2008. Due to the focus on value enhancement and the relatively short hold period for properties, we expect that most of our returns will come from disposition gains, as opposed to net rental income.

Residential

Our residential operations reflect strong sales activity and higher margins in Brazil, stable margins but lower sales in Canada and challenging conditions in the U.S. evidenced by lower volumes and operating margins. That said, we are experiencing a stabilization of land values in our U.S. markets and a corresponding decrease in impairment charges, and we believe we have started to see the bottoming of the residential markets in the U.S. Our Brazil operations experienced record sales during the quarter, and advanced construction on a number of projects resulting in increased revenues because these are recognized progressively as construction is completed.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Residential properties
Canada	$510	$478	$510	$478	$21	$45
Brazil	3,242	1,878	1,370	735	36	12
Australia	497	486	497	486	(4)	—
United States	1,063	978	927	821	5	—
Impairment charge – U.S. operations					(11)	(40)
	5,312	3,820	3,304	2,520	47	17	$47	$17
Subsidiary borrowings/interest expense [1]			(1,794)	(1,727)			(5)	(4)
Cash taxes			—	—			1	15
Co-investor interests			(744)	(622)			(14)	7
	$5,312	$3,820	$766	$171	$47	$17	$29	$35
1	Portion of interest expensed through cost of sales

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT          25

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2008. This was principally due to the expansion of our Brazil operations as well as the substantial appreciation in the Brazil currency against the U.S. dollar. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences. Borrowings in local currency values declined as a result of cash flows and equity issues, although this was largely offset by currency appreciation. Net invested capital increased by nearly $600 million, reflecting $350 million of equity invested by us in our U.S. and Brazilian homebuilding operations, $150 million lower debt levels in our Canadian operations, currency appreciation and retained earnings.

The net operating cash flows attributable to each of these business units, reflecting the 50% non-controlling interest of Brookfield Properties shareholders in our Canadian operations, are presented in the following table. Taking these interests into consideration, the decline in the net contribution from our Canadian operations was partially offset by the increased contribution from our Brazilian operations and lower U.S. impairment charges.

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance
Canada [1]	$11	$23	$(12)
Brazil	14	3	11
Australia	(7)	—	(7)
United States	1	(13)	14
	19	13	6
Add back: minority interests of Brookfield Properties in Canadian operations	10	22	(12)
	$29	$35	$(6)
1	Net of 50% interest held by minority shareholders of Brookfield Properties

Canada

We continue to benefit, albeit at a slower pace, from our strong market position and low-cost land bank, particularly in Alberta where we hold a 25% market share in Calgary. We share approximately 50% of the cash flows (and the changes therein) with the minority shareholders of Brookfield Properties. Net of these minority interests, our Canadian operations contributed $11 million of operating cash flow ($21 million in total) during the third quarter of 2009, compared to $23 million ($45 million in total) during the third quarter of 2008. The decrease in cash flows is due primarily to lower home sales, which declined from 179 units in 2008 to 116 units in 2009. Operating margins were 22% in the third quarter of 2009 compared to 33% in the third quarter of 2008.

Brazil

During the third quarter of 2009, we achieved launches totalling R$485 million (2008 – R$703 million) of sales value. Our Brazilian operations contributed total and net operating cash flow of $36 million and $14 million, respectively. Contracted sales totalled R$624 million (2008 – R$170 million), an increase of over 360% from third quarter of 2008. These contracted sales generate revenues to be recorded in current and future periods as units are constructed.

Australia

The carrying values of Australian projects reflect our acquisition of this business in 2007 and therefore already include much of the expected development profits. Accordingly, margins are expected to be low in the first few years of ownership and a modest decline in prices can result in operating losses. We did record non-cash impairment charges of $47 million in “Revaluation and Other Items” that represent a portion of these development profits.

United States

Our U.S. operations contributed $1 million of cash flows after interest, taxes, impairment charges and non-controlling interests during the third quarter of 2009, compared to $13 million of cash outflows during the third quarter of 2008. The gross margin from housing sales was approximately 14% during the third quarter of 2009, compared with 11% last year. Our share of these results, reflecting minority interests and taxes, represents operating margins of $5 million (2008 – $1 million) offset by impairment charges of $4 million (2008 – $14 million). We closed on 192 units during the quarter (2008 – 184 units) at an average selling price of $468,000 (2008 – $578,000). The sales backlog at the end of the quarter increased to 326 units compared to 266 units in the third quarter of 2008.

26          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance value. We are also developing a number of hydroelectric generating plants and retail properties which are included under “Renewable Power Generation” and “Commercial Properties – Retail”, respectively.

We have scaled back new development activities in recent months and focused on the completion of existing properties. This has enabled us to redirect capital to potential acquisition opportunities. During the first three quarters of 2009 we completed five major projects and transferred them to our operating portfolios and we continue to advance eight additional projects in North America, Australia and the United Kingdom and a number of smaller projects in Brazil. Development properties in Canada, Australia and Brazil have increased in book value during the year in part by the strengthening of currencies in those jurisdictions, offset by the corresponding impact on debt issued in the same currency.

In the third quarter of 2009, we recorded $3 million of net cash flow from these operations, compared to $1 million in the same period of 2008. Development costs, including interest, are typically capitalized to the carrying values and any income is applied to reduce these carrying values, although income is recognized periodically, for example, on dispositions.

		Invested Capital
	Total		Net
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Commercial properties
North America
– Bay Adelaide office tower, Toronto	$671	$510	$671	$510
– 1225 Connecticut Ave., Washington D.C.	159	151	159	151
– Reston Crescent, Washington D.C.	75	70	75	70
– 77K Street, Washington D.C.	48	44	48	44
– Bankers Court, Calgary	—	40	—	40
– Other	—	19	—	19
Australasia
– City Square, Perth	202	94	202	94
– Claremont, Perth	109	86	109	86
– Deloitte Centre, Auckland	134	72	134	72
– Southern Cross West, Melbourne	—	65	—	65
– Macquarie Bank, Sydney	—	230	—	230
– Sydney Water, Sydney	—	104	—	104
– Other	—	75	—	75
United Kingdom	178	102	178	102
Brazil	360	308	360	308
Borrowings	—	—	(1,043)	(1,228)
	$1,936	$1,970	$893	$742

We have four projects under development in North America containing 1.9 million square feet. The largest is a 1.2 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $671 million as at September 30, 2009 (December 31, 2008 – $510 million). The Bay Adelaide Centre is 73% pre-leased and the first tenant moved in during the third quarter of 2009. We expect substantial completion to be reached in the third quarter of 2010 at which point the property will be transferred to our operating portfolios. We are also continuing the redevelopment of three properties in Washington D.C. totalling 0.8 million square feet. Bankers Court in Calgary which is 100% leased was completed and transferred to commercial properties during the third quarter of 2009.

We have 1.4 million square feet of commercial property space located in three projects under development in Australia and New Zealand, located in Perth and Auckland, all of which are substantially pre-leased to tenants such as BHP Billiton, Australia Post and Deloitte. Our Macquarie Tower development and five other developments aggregating $669 million of book value net of associated debt, which are mostly 100% leased, were completed and transferred into commercial operations during the first nine months of 2009.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           27

In the United Kingdom, we own a 15% proportionate share in approximately eight million square feet of commercial space development density at Canary Wharf in London, the carrying value of which is included in our investment in Canary Wharf (in Commercial Properties).

Property-specific financing, which includes debt secured by Bay Adelaide Centre in North America as well as debt associated with developments in Australia and the United Kingdom, declined with the transfer of debt secured by properties in Canada and Australia completed during the second and third quarters.

Held for Development

We acquire land and long-term rights on land, seek entitlements to construct, and then either sell the development once it has been improved or build the project ourselves. We do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is recognized.

		Invested Capital
	Total		Net
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Commercial office properties
Ninth Avenue, New York	$280	$269	$280	$269
Other North America	125	122	125	122
Australia	316	310	316	310
Residential lots
North America	796	718	796	718
Australia	420	353	420	353
Brazil	303	352	303	352
Rural development lands
Brazil	186	136	174	136
Borrowings / working capital	—	—	(672)	(567)
	$2,426	$2,260	$1,742	$1,693

Commercial Office Properties

We own well-positioned land on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments. We also own development sites in our other core markets including North American and Australian locations.

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. We hold options on approximately 11,000 lots located predominantly in California and Virginia. We hold 14,853 acres of development land in Alberta and approximately 10,000 residential lots, homes and condominium units in our markets in Australia and New Zealand. We also hold development land in Brazil which can accommodate up to 80.7 million square feet of residential development and represent a total potential sales value of $9.3 billion.

Rural Development Lands

We own approximately 372,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for cattle raising and agricultural purposes, including the harvest of sugar cane for the production of ethanol, which is used largely as a gasoline substitute. We also hold 33,200 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time.

28          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Construction Activities

The following table summarizes the operating results from our construction operations, which fluctuate based on the timing of project completion:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Australia	$—	$1			$3	$8
Middle East	21	49			8	10
United Kingdom	83	74			—	(3)
	104	124	$104	$124	11	15	$11	$15
Working capital and other	1,450	1,175	646	421	—	—	—	—
	$1,554	$1,299	$750	$545	$11	$15	$11	$15

We conduct third-party construction activities in Australia, Brazil, UK and the Middle East (Dubai, Abu Dhabi and Qatar). Our construction activities are focused on large scale construction of real estate and infrastructure assets.

The revenue work book totalled $4.8 billion at the end of the third quarter (December 31, 2008 – $3.5 billion) and represented two years of scheduled activity.

We measure our construction workbook in terms of the total revenue to be received over the life of a project for both internal and external work (i.e., gross) and total revenue remaining to be earned on external work (i.e., net). The increase in our work book reflects new projects awarded in Australia and the Middle East during the year.

The following table summarizes the gross and net workbook in our largest markets at the end of the third quarter of 2009 and end of last year:

	Gross		Net
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Australia	$2,760	$2,254	$1,889	$1,084
Middle East	2,231	1,828	2,231	1,828
United Kingdom	801	727	679	615
	$5,792	$4,809	$4,799	$3,527

Underlying Value

The underlying value of our development assets after deducting borrowings and minority interests was $3.3 billion as at December 31, 2008, roughly equal to the net book value of our invested capital at that time.

The valuation of residential development lots, which are considered inventory for these purposes, reflects the lower of the existing carrying value and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete, typically discounted at a rate of 12%-15%. Many of our land holdings, particularly those located in Alberta, were acquired many years ago. Accordingly, while we believe the fair value of these lands significantly exceeds existing carrying value, the carrying value for IFRS purposes is required to be set at the lower amount.

Values attributable to commercial office property developments reflect the estimated value at completion less the remaining capital expenditures, all discounted to the current period using discount rates of 7%-9%.

Specialty Funds

We conduct restructuring, real estate finance and bridge lending activities. Although our primary focus throughout the broader organization is property, power and infrastructure assets, our mandates within our bridge lending and restructuring funds also include these and other industries which have tangible assets and visible cash flows, particularly where we have expertise as a result of previous investment experience.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           29

Specialty investment funds generated net operating cash flow of $26 million in the quarter, compared with $15 million in 2008. The improved results reflect payments received within our restructuring operations which are the result of government incentives promoting energy efficiency within our operating processes. This benefit totalled $13 million during the quarter and $25 million year-to-date. In addition, cash flows were reduced by $12 million in this quarter, and $24 million in 2008 due to the reversal of previously recognized mark-to-market gains. On a cash basis, we recognized a $34 million gain over the life of the hold period on these securities, compared to our original acquisition price.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Restructuring	$1,893	$1,625	$485	$384	$47	$12	$13	$1
Real estate finance	2,039	2,045	315	298	20	27	7	3
Bridge lending	248	269	192	188	7	16	6	11
	4,180	3,939	992	870	74	55	26	15
Securities valuation changes					(12)	(24)	(12)	(24)
	$4,180	$3,939	$992	$870	$62	$31	$14	$(9)
Underlying value		$4,023		$903

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period in 2007 and we continue to manage and harvest the remaining invested capital of $265 million. Tricap Partners II (“Tricap II”), which now has C$1 billion of committed capital, has deployed substantially all of its available commitments.

Our two most significant investments in Tricap I are Western Forest Products Inc. (“Western Forest Products”), a western Canadian lumber producer, and Concert Industries Ltd., a leading producer of air-laid woven fabric with operations in Quebec and Germany. Investments in Tricap II include Longview Manufacturing, which is a U.S.-based container board and pulp company and Maax Bath Inc., a Canadian-based producer of bathroom fixtures. Tricap II also holds an investment in Ainsworth lumber, which is a panel board manufacturer and several investments in the Western Canadian oil, gas and aggregates sector.

Most of our investees operate in cyclical industries, have viable long-term operating plans but suffer from unviable capital structures at the time of our initial involvement. This combination typically gives rise to attractive restructuring opportunities. Our focus continues to be on restoring the financial health of the businesses and strengthening their capitalization to ensure that they can execute their long-term business plans, at which time we will typically sell our investment. As a result, we expect that the majority of our returns will come in the form of disposition gains because cash flows during the restructuring period are often below normalized levels.

Real Estate Finance

We operate two unlisted real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $400 million. Our first fund, the $600 million Brookfield Real Estate Finance Partners (“BREF I”) completed its investment period in 2007. The commitments for our second fund (“BREF II”) totalled over $700 million. We had $315 million of capital invested in these operations at the end of September 30, 2009, compared to $298 million at the beginning of the year.

The BREF portfolios continue to perform in line with expectations notwithstanding difficult credit markets, and realized credit losses to date have been minimal. We have, however, recorded accounting provisions of $6 million ($12 million year-to-date) in Revaluation and Other Items in respect of a West Coast property that we are in the process of foreclosing on. We expect to recover the full amount of our principal and expect to realize an attractive return on this investment through a full cycle; but accounting conventions call for revaluation provisions in these circumstances. These activities contributed $7 million of net operating cash flow, compared to $3 million during the third quarter of 2008.

30          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Bridge Lending

We operate three bridge lending funds. The total loans advanced on behalf of our partners and ourselves was $670 million at quarter end.

The average net capital invested by us in bridge loans in the third quarter declined to $194 million from an average of $403 million in the third quarter of 2008 due to collections and our adoption of a more cautious approach to new loan commitments. Accordingly, net operating cash flows declined from $11 million in the third quarter of 2008 to $6 million in the third quarter of 2009.

Our portfolio at quarter end was comprised of 10 loans, and our largest single exposure at that date was $77 million. Our share of the portfolio at quarter end has an average term of eight months excluding extension privileges, and generates an average yield of 15%.

Underlying Value

The net asset value of our specialty fund operations was $0.9 billion as at December 31, 2008 for the purposes of preparing our pro-forma IFRS balance sheet. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations.

Investments

We own a small number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

The net operating cash outflow in the third quarter of 2009 was $20 million, compared to $3 million inflow in the third quarter of 2008. The negative variance is due largely to the impact of foreign currency fluctuations on liabilities in our insurance operations. These losses were largely hedged by currency gains on the associated securities investments, however these gains are recorded in Other Comprehensive Income.

AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Invested Capital						Operating Cash Flow
	Total			Net			Total		Net
	Sept. 30 2009	June 30 2009	Dec. 31 2008	Sept. 30 2009	June 30 2008	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Industrial - forest products	$1,448	$1,523	$1,568	$386	$455	$390	$—	$(12)	$(4)	$(11)
Infrastructure	80	73	70	80	73	70	1	2	1	2
Insurance operations	1,049	1,044	1,428	72	53	157	(12)	(1)	(9)	(1)
Other operations	287	276	193	46	94	40	—	36	(5)	15
Property	80	73	75	72	68	47	(3)	—	(3)	(2)
Net Investment	$2,944	$2,989	$3,334	$656	$743	$704	$(14)	$25	$(20)	$3
Underlying value			$3,549			$701

Total invested capital was relatively unchanged since June 30, 2009, and $390 million lower than December 31, 2008 due to the sale of a portion of our insurance businesses. Net invested capital at September 30, 2009 declined from the June 30, 2009 levels due to the sale of an operating division within a business services investment, as well as impairment provisions within our forest products investments that are recorded in “Revaluation and Other Items”.

Underlying Value

The underlying values are determined by market values, actuarial valuations and internal calculations, and totalled $0.7 billion at December 31, 2008, similar to our carrying value.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           31

Cash and Financial Assets

We hold a substantial amount of financial assets, cash and equivalents that are available to fund operating activities and investment initiatives.

	Invested Capital						Operating Cash Flow
	Total			Net			Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	June 30 2009	Dec. 31 2008	Sept. 30 2009	June 30 2009	Dec. 31 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Financial assets
Government bonds	$243	$197	$177	$243	$197	$177
Corporate bonds	172	152	123	172	152	123
Fixed income	9	9	10	9	9	10
High-yield bonds and distressed debt	411	60	88	411	60	88
Preferred shares	36	33	25	36	33	25
Common shares	168	182	230	168	182	230
Loans receivable	388	60	317	388	60	317
Total financial assets	1,427	693	970	1,427	693	970	$92	$178	$92	$178
Cash and cash equivalents	609	536	290	609	536	290			—	—
Deposits and other liabilities	—	—	—	(533)	(387)	(187)			(7)	—
	$2,036	$1,229	$1,260	$1,503	$842	$1,073	$92	$178	$85	$178
Underlying value			$1,260			$1,073

Total cash and financial asset balances were $2.0 billion at the end of the third quarter of 2009 compared to $1.3 billion at the end of 2008, and net of deposits and other liabilities were $1.5 billion versus $1.1 billion. The increase resulted from equity raised in our North American property operations (Brookfield Properties) to invest in growth initiatives, operating cash flows and an increase in value of investment positions. During the third quarter we substantially increased our holdings in high yield bonds and distressed debt at values that represent attractive valuations of the underlying assets. Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short.

In addition to the carrying values of financial assets, we hold protection against widening credit spreads through credit default swaps with a total notional value of $0.5 billion (December 31, 2008 – $2.5 billion). We have continued to reduce our holdings of credit default swaps in response to improvements in market sentiment. These positions, together with other items gave rise to a large level of investment gain in the third quarter of 2008, which exceeded the 2009 results by approximately $100 million.

32          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

ASSET MANAGEMENT ACTIVITIES

The following table summarizes asset management income on a “total” basis, which includes income in respect of our own capital invested in funds, as well as the income earned solely from third-party clients. In our financial statements, the portion of the income that is earned in respect of our own capital is eliminated in determining our financial results in accordance with GAAP but includes 100% of the operating costs that we incur in managing these funds. To address this distortion, we present both “total” income, which includes the income earned in respect of the capital we have invested in these funds, as well as “third-party” income, which is the income earned from our clients because we believe the operating margins are more accurate if they are based on 100% of both the expenses and the associated income. We also present the “total” results with and without property services activities due to the different operating margin profiles of these businesses.

	Total [1]
	Excluding Property Services		Including Property Services		Third Party
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	2009	2008	2009	2008
Asset management
Base management fees	$ 49	$ 43	$ 49	$ 43	$38	$32
Performance returns	9	2	9	2	3	1
Transaction fees	10	2	10	2	9	1
Investment banking	2	8	2	8	2	5
Property services	—	—	113	70	105	70
	70	55	183	125	$157	$109
Direct operating costs	(40)	(37)	(143)	(101)
	$ 30	$ 18	$ 40	$ 24
1	Includes fees on Brookfield invested capital

Operating margins, excluding property services, continue to be below our long-term expectation of 50% for two principal reasons. First, the scale of our asset management activities remains well below our target and therefore we expect to increase our fee base meaningfully without a commensurate increase in our expenses. Second, we are not yet recording any meaningful performance returns.

Asset Management Income

Asset management income is dependent on the amount of capital managed by us on behalf of our clients (base management fees) and our investment performance (performance returns). Base management fees typically reflect a fixed percentage of assets or capital, including committed but uninvested capital and therefore vary based on the level of such assets or capital. Performance returns include contractual arrangements whereby we are entitled to a variable amount based on the relationship between actual investment returns and a predetermined benchmark, as well as carried interests whereby we participate in investment returns through an ownership interest in the assets being managed.

Base Management Fees

Base management fees in the third quarter of 2009 consist of $38 million (2008 – $32 million) earned from third-party clients and $11 million (2008 – $11 million) from the capital that we have invested in existing funds. The increase in third-party fees was due in part to a $5 million “catch-up” fee received on capital called in our Brazil Retail Property Fund and an increase in the value of fixed income and equity portfolios under management relative to the 2008 quarter. As at September 30, 2009, annualized base management fees on existing funds and assets under management totalled $165 million (December 31, 2008 – $170 million), of which $125 million (December 31, 2008 – $130 million) relates to client capital. The decrease reflects lower levels of invested capital in respect of bridge lending activities following the collection of advances and return of capital to our clients. Annualized base management fees are an important measure of the expected contribution from these activities to our overall results and represent a stable source of cash flow that we believe adds considerable value to our business.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           33

The following table presents the base management fees earned in respect of each of our operating platforms together with the associated capital commitments:

	Base Management Fees				Capital Commitments
	Total		Third Party		Total		Third Party
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Commercial properties	$15	$9	$10	$6	$9,615	$4,591	$7,045	$2,869
Infrastructure	6	8	5	5	5,091	3,818	3,248	2,736
Development properties	2	2	1	1	825	818	492	388
Specialty funds	9	9	6	6	4,865	4,411	3,544	3,118
Other	2	2	2	2	84	84	60	63
	34	30	24	20	20,480	13,722	14,389	9,174
Public securities	15	13	14	12	23,058	18,040	23,058	18,040
	$49	$43	$38	$32	$43,538	$31,762	$37,447	$27,214

The associated capital commitments in the above table are presented to provide context for the base management fees and are discussed in more detail below under Assets Under Management.

Other Fees and Services Income

Transaction Fees

Transaction fees include investment fees and other income earned in respect of financing and M&A activities related to managed entities and include commitment fees, work fees and exit fees.

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil and contributed $2 million of third-party fees during the third quarter of 2009 (2008 – $5 million). The group advised on transactions totalling $1 billion in value during the quarter.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services which form a natural extension of our global property operating platforms. The increase in fees results from the acquisition of a U.S. based relocation and brokerage business in the fourth quarter of 2008 and a change in the basis of accounting of our Australian property services manager due to an increase in our ownership interests.

	Total		Third Party
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	2009	2008
Property services revenues	$113	$70	$105	$70
Direct operating costs	(103)	(64)	(103)	(64)
	$10	$6	$2	$6

34          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Assets Under Management

The following table summarizes total assets under management and net invested capital as at September 30, 2009 and December 31, 2008:

	Total Assets Under Management		Brookfield’s Net Invested Capital		Third-Party Commitments
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Unlisted funds and specialty users
Core and value add
Commercial properties	$11,080	$10,634	$1,217	$1,200	$2,435	$2,259
Infrastructure	6,464	6,201	746	696	3,248	2,736
Specialty funds	3,088	3,192	508	486	2,852	2,472
Other	129	140	24	21	60	63
	20,761	20,167	2,495	2,403	8,595	7,530
Opportunity and private equity
Commercial properties	1,761	1,326	166	90	4,610	610
Development properties	2,377	2,273	333	366	492	388
Specialty funds	1,893	1,625	485	384	692	646
	6,031	5,224	984	840	5,794	1,644
	26,792	25,391	3,479	3,243	14,389	9,174
Public securities mandates	23,192	18,161	20	20	23,058	18,040
Total fee bearing assets/capital	49,984	43,552	3,499	3,263	37,447	27,214
Directly held
Commercial properties	14,350	13,073	4,127	3,456	—	—
Renewable power	7,524	6,473	1,182	1,215	—	—
Development properties	4,249	2,932	340	61	—	—
Other	13,925	12,667	8,750	7,103	—	—
	$90,032	$78,697	$17,898	$15,098	$37,447	$27,214

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves.

Third-party capital commitments to these mandates increased in the year by $5.2 billion. We formed a global real estate investment consortium with a number of major global institutions to invest in turnaround opportunities. Each group has allocated between $300 million and $1 billion to the consortium, and Brookfield has allocated $1 billion. Due to the large size of target investments, equity of $500 million or higher, we have structured the consortium to operate as a “co-invest fund” with pre-agreed fee terms, meaning that investors will have the option to participate in future investments and fees will not accrue to us until investments are made.

We also formed a C$1.5 billion fund to advance debtor-in-possession loans in Canada, in partnership with Export Development of Canada and several Canadian financial institutions, and added capital commitments within our Infrastructure and Development Properties activities.

The successful recapitalization of Babcock & Brown Infrastructure will add meaningfully to the capital managed within our Infrastructure operations if approved by shareholders at the end of November.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           35

Public Securities

We manage fixed income and equity securities with a particular focus on distressed real estate and infrastructure. The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management are securities as opposed to physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Public securities
Fixed income	$18,169	$15,199	$18,035	$15,078
Equity	5,023	2,962	5,023	2,962
	$23,192	$18,161	$23,058	$18,040

Equity securities and fixed income under management increased in the quarter as market values improved and we secured $1.4 billion of new advisory mandates during the quarter offset by $0.4 billion of redemptions.

FINANCING AND OPERATING COSTS

Interest

Interest costs include interest on corporate borrowings, certain subsidiary borrowings, property-specific borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance	2009	2008	Variance
Corporate borrowings	$40	$41	$(1)	$40	$41	$(1)
Subsidiary borrowings[1]	88	90	(2)	22	18	4
Property-specific borrowings	310	381	(71)	—	—	—
Capital securities	23	23	—	23	23	—
	$461	$535	$(74)	$85	$82	$3
1	Relates to financial obligations that are guaranteed by the Corporation or issued by direct corporate subsidiaries

Total interest costs decreased by $74 million compared with the third quarter of 2008 primarily due to the impact of lower interest rates on floating rate property specific debt. Net interest costs were relatively unchanged as the borrowings are largely fixed rate.

Average borrowing levels and costs for the third quarters of 2009 and 2008 are as follows:

	2009			2008
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Average Outstanding	Interest Expense	Average Rate	Average Outstanding	Interest Expense	Average Rate
Corporate borrowings	$ 2,225	$40	7%	$ 2,372	$41	7%
Subsidiary borrowings	5,281	88	7%	6,965	90	5%
Property-specific borrowings	23,665	310	5%	23,160	381	7%
Capital securities	1,555	23	6%	1,649	23	6%
	$ 32,726	$461	6%	$ 34,146	$535	6%

Average borrowing levels declined due to the application of proceeds from capital raising initiatives to reduce revolving credit facilities and de-levering certain assets, offset by currency appreciation.

36          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Operating

Operating costs relate to our asset management and corporate activities, and for the third quarter of 2009 and 2008 were as follows:

	Total			Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance	2009	2008	Variance
Asset management
Asset management activities	$40	$37	$3	$40	$37	$3
Property services	103	64	39	103	64	39
	143	101	42	143	101	42
Corporate and other costs	50	66	(16)	47	57	(10)
	$193	$167	$26	$190	$158	$32

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Property services expenses in the third quarter of 2009 increased due to the acquisition of a U.S. based relocation and brokerage services business in the fourth quarter of 2008 and an increase in the number of contracted service agreements.

Interests of Other Investors in Consolidated Operations

	Operating Cash Flow
	Total			Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	Variance	2009	2008	Variance
Commercial properties
Brookfield Properties	$70	$146	$(76)	$70	$146	$(76)
Property funds and other	41	26	15	3	4	(1)
Renewable power generation	31	22	9	—	—	—
Infrastructure	8	19	(11)	—	—	—
Development and other properties	23	(2)	25	—	—	—
Specialty funds	37	16	21	—	—	—
Investments	(5)	8	(13)	—	—	—
	$205	235	(30)	73	150	(77)

Co-investor interests on a net basis relate primarily to the interests of minority shareholders in Brookfield Properties, which were $70 million during the quarter compared with $146 million for the same quarter last year which consisted of $84 million in respect of a realization gain, and $62 million excluding the gain. Improved commercial office results were offset by a lower contribution from the residential operations conducted by the company.

On a total basis, interest of others declined by $30 million, as the decrease in cash flows attributed to other investors in our commercial properties operations, was offset by other investors’ participation in higher cash flows generated within our Brazilian residential operations and specialty funds.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           37

NET INCOME

Net income was $112 million in the third quarter of 2009, compared to $171 million in the same quarter in 2008. Prior to revaluation and other items, net income was $237 million, compared to $106 million in the 2008 quarter.

The following table summarizes our consolidated statements of net income and the subsequent discussion pertains to items not discussed elsewhere in this analysis:

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(MILLIONS)	2009	2008	2009	2008
Revenues	$ 2,996	$ 3,216	$ 8,625	$ 9,862
Net operating income	1,377	1,294	3,518	3,848
Expenses
Interest	(461)	(535)	(1,328)	(1,537)
Asset management and other operating costs	(193)	(167)	(518)	(480)
Current income taxes	2	(2)	(40)	(40)
Non-controlling interests in the foregoing	(205)	(235)	(563)	(615)
	520	355	1,069	1,176
Other items, net of non-controlling interests	(408)	(184)	(717)	(698)
Net income	$ 112	$ 171	$ 352	$ 478

Revenues

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(MILLIONS)	2009	2008	2009	2008
Asset management	$ 157	$ 109	$ 385	$ 336
Commercial properties	810	747	2,201	2,210
Power generation	299	327	899	1,028
Infrastructure	99	160	309	458
Development and other properties	720	921	2,010	2,749
Specialty funds	488	444	1,371	1,570
Investment income and other	423	508	1,450	1,511
	$ 2,996	$ 3,216	$ 8,625	$ 9,862

Revenues declined from $3.2 billion in the third quarter of 2008 to $3.0 billion in the third quarter of 2009. The decrease reflects the impact of lower exchange rates on non-U.S. revenues as well as a lower level of activity in our construction, residential, insurance and timber operations. The impact of the lower volumes on operating cash flows is discussed within the review of Operating Platforms.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; operating revenues less direct operating expenses; and investment and other income. These items are described for each business unit in Part 2 – Performance Review.

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature or otherwise not considered by us to form part of our operations cash flow.

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	Variance
Depreciation and amortization	$321	$333	$180	$202	$(22)
Equity accounted results	—	11	—	11	(11)
Revaluation and other items	192	(104)	157	(105)	262
Future income taxes	48	105	71	76	(5)
Non-controlling interests	(153)	(161)	—	—	—
	$408	$184	$408	$184	$224
1	Net of non-controlling and minority interests

38          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	2009	2008	Variance
Commercial properties	$ 165	$ 165	$ 76	$ 73	$ 3
Power generation	49	50	41	45	(4)
Infrastructure	31	34	13	22	(9)
Development and other properties	30	51	18	40	(22)
Specialty funds and investments	45	32	31	21	10
Other	1	1	1	1	—
	$ 321	$ 333	$ 180	$ 202	$ (22)
1	Net of non-controlling and minority interests

The reduction on a net basis within our power generating business is due to the transfer of Canadian assets to our 50% owned power fund, increasing the amount of depreciation attributable to co-investors, although consolidated depreciation remained unchanged. We recognize depletion expense in our timberlands operations on a volumetric basis and accordingly have a lower expense in 2009 because we reduced harvest levels in order to capture higher values in future periods. Certain intangible assets recognized in respect of acquisitions were fully amortized over the course of 2008 resulting in lower ongoing expense within the Development segment in 2009.

Equity Accounted Results

We recorded net equity accounted losses of $11 million during the third quarter of 2008 from our investment in Norbord. We increased our interest in Norbord to 60% at the end of 2008 and to 75% during the first quarter of 2009. We have continued to account for Norbord on an equity accounted basis for the purposes of this analysis, consistent with prior treatment.

Revaluation and Other Items

Revaluation and other items are comprised of non-cash accounting adjustments that we are required to record under GAAP to reflect changes in the value of certain contractual arrangements whereas we are not permitted to revalue the corresponding assets or revenues to which these arrangements pertain. Changes in the value of these arrangements contributed a negative $125 million to net income after taking into account non-controlling and minority interests and associated tax provisions, representing a $190 million negative variance over 2008, as illustrated in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	2009	2008	Variance
Norbord exchangeable debentures	$ —	$ (20)	$ —	$ (20)	$ 20
Interest rate contracts	46	30	46	30	16
Power contracts	5	(132)	(2)	(134)	132
Provisions for potential impairment	72	—	60	—	60
Other	69	18	53	19	34
	192	(104)	157	(105)	262
Less: future tax provisions	(32)	40	(32)	40	(72)
	$ 160	$ (64)	$ 125	$ (65)	$ 190
1	Net of non-controlling and minority interests

We hold a $1.4 billion notional amount of interest rate contracts to provide an economic hedge against the impact of higher interest rates on the value of our long-duration interest sensitive physical assets. The relevant interest rate curves changed between June 30, 2009 and September 30, 2009 by nearly 50 basis points, which led to a $46 million decrease in the net value of these contracts. A 10 basis point parallel increase in the 10-year interest rate curves results in a pre-tax gain of approximately $9 million.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of certain contracts through net income. We recorded a small loss on these contracts in the current quarter, whereas we recorded very large gains in the third quarter of 2008, during which prices experienced a large decline.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           39

We have recorded provisions in respect of certain residential developments in Australia, the carrying values of which included profits capitalized in the acquisition price and other charges related to the closure of a pulp mill owned by a forest products investee.

The remaining Norbord exchangeable debentures were redeemed in the second quarter of 2009.

Future Income Taxes

The following table presents the provisions recorded in respect of changes in the value of the tax basis of our net assets and tax losses. We continue to maintain substantial tax loss carry forwards, which we expect will reduce the amount of cash taxes payable by us in future years. We accrued a $2 million recovery in respect of cash income taxes during the current quarter, compared with $2 million expense in the third quarter of 2008.

	Total		Net [1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2009	2008	2009	2008
Aggregate provisions	$ 48	$ 105	$ 71	$ 76
Add (Less): attributable to revaluation and other items	32	(40)	32	(40)
	$ 80	$ 65	$ 103	$ 36
1	Net of non-controlling and minority interests

The tax provision for the current quarter includes $105 million in respect of the realization gains in 2009, compared with $32 million in the third quarter of 2008.

OUTLOOK

The current economic circumstances continue to be challenging, including increasing levels of unemployment, lower consumer and business confidence and spending, and uncertainty with respect to the longer term implications of government sponsored initiatives to restore the health of the global economy. There have been a number of encouraging signs of recovery in recent months, but we are continuing to be cautious in our outlook.

While we have not been immune to these factors, we attempt to organize our operations in a manner that provides an important measure of stability, consistent with our long-term business strategy. In particular, we believe that our focus on owning high quality assets, backing revenue streams with long-term contractual arrangements, match funding long life assets with long-term financings and maintaining a high level of liquidity has, and will continue to, benefit us during these volatile times.

Accordingly, while these events may constrain our ability to increase operating cash flows in the near term, we remain confident in our ability to achieve our long-term objectives. Furthermore, we believe we will have the opportunity to make investments during this period at very favourable prices that will create attractive shareholder value in the future.

We believe that our renewable power operations are well positioned to exceed our targets of long-term average generation in 2009 based on current storage levels if normal hydrology conditions prevail. The forecast for natural gas and electricity prices during the balance of 2009 and 2010 is lower than the spot prices we received in 2008. We have, however, contracted pricing for approximately 80% of our generation until 2011 at prices that significantly exceed current electricity prices. In addition, we are working with to contract our production in Ontario, (approximately 2,300 gigawatt annually or 18% of our long-term average generation).

In our office property sector, leasing demand in most of our markets has tempered while direct and sublease availabilities have increased, resulting in downward pressure on rents and economic fundamentals. Our occupancy levels, however, are at 96% across our portfolio and only 1% and 4% of the space within our portfolio is scheduled to come off lease during the balance of 2009 and 2010, respectively, of which a large portion is customarily renewed in the normal course. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with the existing tenants. Furthermore, we believe our in-place rents continue to be below market. Within our North American portfolio, our average expiring rates in 2009 are $24 per square foot compared with an estimated average market rate of $28 per square foot, representing a substantial discount. A general lack of development, especially in central business districts, has also created stability from a supply perspective. Nevertheless, a prolonged continuation of the current economic downturn could lead to tenant bankruptcies and lower market rents which could reduce our cash flows. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates give us a high level of confidence that we can achieve our operating targets in 2009.

40          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Within our infrastructure operations, we expect our transmission businesses to provide operating returns in 2009 consistent with those recorded in 2008, excluding non-recurring items. We expect our timber operations to continue to experience reduced demand and pricing due to weakness in the U.S. homebuilding sector. As a result, we have elected to reduce harvest levels in order to preserve value and increase exports to Asia, which we believe will enable us to achieve higher returns as markets recover. We expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Residential markets remain strong in Brazil; good in Canada; and weak in the U.S. The current supply/demand imbalance in North American markets has reduced operating margins and must be worked through before we experience margin improvements and volume growth. In the U.S. we have been successful in acquiring additional lots at distress prices while preserving value in our existing businesses. Most of the land holdings within our Canadian land operations were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This has led to favourable margins in this region and sales activity has appeared to increase recently. We expanded our Brazilian operations during 2008 which has led to an increased contribution from these markets during 2009.

In our specialty funds operations we are focusing on deploying the capital from new funds, which should lead to long-term growth. In the short-term, we expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations, and more attractive pricing for our real estate finance group, although the same conditions will likely reduce opportunities to monetize investments and the opportunity to recognize disposition gains.

Within our asset management activities, our goal is to continue to expand our distribution capabilities, our client base and the amount of capital committed to us, which should, over time, increase the capital available to invest and lead to growth in asset management income. The current environment has made it more challenging to raise additional capital commitments from certain institutions, however we have successfully increased allocations from institutions by $10 billion during 2009 due to new allocation and higher valuations within our managed public securities portfolios. There are a number of investors that, like us, believe that the current environment offers considerable opportunities and wish to commit capital alongside ours. While it is currently more difficult to earn performance income, we expect to record a stable contribution from base management fees in 2009.

The fluctuations in the value of the U.S. dollar against various currencies impacts the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar in 2009. The recent strengthening of these currencies is generally beneficial to both our operating cash flows and equity values. Lower short term interest rates in most economies has a beneficial impact on our results, although this is limited because most of our financings are fixed rate in nature. Similarly, the long-term nature of our borrowing base and the relatively low proportion of annual debt maturities lessens the impact of higher credit spreads on new financings.

We have endeavoured to extend debt maturities on a proactive basis and reduce near-term financing requirements. Although we expect to renew or replace most of our existing financings at equivalent levels, we may reduce leverage in certain areas of our business. While we expect that any deleveraging will likely have a limited impact on our short term operating results, it would reduce the capital available for investment. We maintain a high level of liquidity as further discussed in Part 3 of this MD&A, and regularly replenish our liquidity through operating cash flow and asset monetizations.

Over the past eighteen months, the investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of capital for many owners and investors. The access to liquidity from our own balance sheet as well as from our clients, financial partners and the capital markets continues to provide us with funds to invest in our own operations and in new opportunities. We believe the breadth of our operating platforms and our disciplined approach should enable us to invest this capital on a favourable basis for the balance of 2009 through 2011.

There are many factors that could impact our performance in 2009, both positively and negatively. We describe the material aspects of our business environment and risks in Part 5 of the MD&A contained in our 2008 Annual Report.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           41

PART 3 – CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit financial leverage to investment grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to capital and liquidity at multiple levels of the organization; and

•	Maintain access to a broad range of financing markets.

LIQUIDITY

Core Liquidity

Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities at the corporate level and at our principal operating platforms.

Our core liquidity at September 30, 2009 is approximately $3.8 billion, which includes liquidity of $2.8 billion at the corporate level and $1.0 billion at our principal operating platforms. At June 30, 2009, we maintained $2.5 billion of core liquidity.

During the quarter we completed $1.8 billion of financings, asset monetizations and equity issuances at subsidiaries which generated $1.3 billion of liquidity net of associated refinancings and equity participation. Highlights included the issuance of $1.0 billion of common equity by our North American commercial property subsidiary of which we subscribed for 50%. Approximately $0.5 billion of the proceeds were used to repay shorter term revolving lines of credit with the balance included in current liquidity.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

Debt Maturities

The following table summarizes our corporate and subsidiary debt maturities prior to 2012 based on our proportionate ownership of the borrowing entity. Corporate maturities and our proportionate share of subsidiary maturities which occur prior to 2012 totalled $2.2 billion with only $200 million at the corporate level. We expect to refinance or roll over most, if not all, of this debt in the normal course. We can also fund reductions, if necessary, with our core liquidity.

AS AT SEPTEMBER 30, 2009 (MILLIONS)	2009	2010	2011
Corporate	$ —	$ 200	$ —
Subsidiary	545	858	626
	$ 545	$ 1,058	$ 626

Long-term property specific financings represent most of our debt capitalization. These borrowings are typically low loan-to-value, have few restrictive covenants, are secured by our high quality assets and have no recourse to either the Corporation or our subsidiaries. Maturities occurring prior to 2012 are discussed in further detail under “Property-specific Borrowings” below.

42          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Our focus on arranging financings with investment grade characteristics ensures that debt levels on any particular asset or group of assets can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. We believe these maturities should be refinanceable at the current borrowing levels on an overall basis and maintain ample liquidity to delever individual properties if necessary.

The carrying values of our financial obligations in our financial statements and this analysis are, in almost all circumstances, based on the original issuance adjusted for currency revaluations and may not necessarily reflect current values. We actively monitor secondary trading levels of our obligations and our counterparty arrangements to identify opportunities to repurchase securities at a discount and to ensure that our counterparties are fulfilling their obligations to us. We repurchased $10 million of our debt obligations during the first nine months of the year at a discount to their par values, resulting in a modest gain. We continue to consider these and other initiatives, and are prepared to commit liquidity to them because, if successful, they could reduce our liabilities by a meaningful discount thereby benefiting our underlying values, improving cash flow from operations on a per share basis and potentially giving rise to meaningful accounting gains. There is, however, no assurance that we will be successful in this regard and we will base our decisions in these matters in the context of the returns available from other opportunities to invest our capital.

CAPITALIZATION

As a result of our financing strategy, only a small proportion of the borrowings within the businesses that we manage has any direct recourse to the Corporation. The majority of the borrowings have recourse only to the specific assets that they finance and are typically in the form of relatively low loan-to-value first mortgages or project financings. Furthermore, most of the borrowings to assets or businesses in which we only own a portion and therefore our pro rata exposure to this debt is much lower. Nevertheless, in many cases accounting guidelines require that we include 100% of these borrowings in our consolidated balance sheets. In addition, we acquired a number of our assets many years ago, often at distress prices, and have depreciated them for accounting purposes since then. As a result, the book values and equity are often significantly understated relative to values on which the current financing was based.

Accordingly, we believe that the two most meaningful bases of presentation of our capitalization are proportionate consolidation and deconsolidated using underlying values as presented in the following table. In our opinion, the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of historical cost consolidated financial statements. The following table presents these balance sheets, using December 31, 2008 underlying values on a pre-tax basis together with the reconciling adjustments.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           43

AS AT DECEMBER 31, 2008 (MILLIONS)	Deconsolidated Balance Sheet [1] (Book Value)	Add: Underlying Value Adjustments [2]	Deconsolidated Balance Sheet [1] (Underlying Value)	Add: Proportionate Share of Underlying Assets and Liabilities [3]	Proportionate Balance Sheet (Underlying Value)	Add: Assets and Liabilities Attributable to Others [4]		Total Balance Sheet (Underlying Value)
Commercial properties	$3,112	$1,318	$4,430	$7,009	$11,439	$		$
Renewable power generation	1,215	7,393	8,608	2,930	11,538
Infrastructure	761	293	1,054	477	1,531
Development and other properties	2,062	154	2,216	2,549	4,765
Specialty funds	849	31	880	427	1,307
Investments	704	84	788	1,014	1,802
Cash and financial assets	1,043	—	1,043	1,035	2,078
Other assets	872	(33)	839	5,696	6,535
	$10,618	$9,240	$19,858	$21,137	$40,995		$26,956		$67,951
Corporate borrowings	$2,284	$—	$2,284	$—	$2,284		$—		$2,284
Subsidiary borrowings	733	—	733	2,922	3,655		1,447		5,102
Property specific mortgages	—	—	—	11,976	11,976		10,913		22,889
Other liabilities	1,277	—	1,277	5,798	7,075		5,041		12,116
	4,294	—	4,294	20,696	24,990		17,401		42,391
Capitalization
Co-investors interests and capital securities	543	—	543	441	984		9,555		10,539
Shareholders’ equity	5,781	9,240	15,021	—	15,021		—		15,021
	6,324	9,240	15,564	441	16,005		9,555		25,560
	$10,618	$9,240	$19,858	$21,137	$40,995		$26,956		$67,951
Debt-to-capitalization	28%		15%		44%				45%
1

Includes Brookfield Properties on an equity-accounted basis, whereas the disclosures elsewhere in this analysis presents the operations of Brookfield Properties on a consolidated basis unless stated otherwise

2

Adjusts deconsolidated book values to reflect values determined as at December 31, 2008 using procedures and processes expected to be followed in preparing IFRS financial statements (refer to discussion of underlying values on page 12 under “Performance Review”) and excluding future tax liabilities

3	Represents our proportionate interest in the assets and liabilities of our managed funds and operating units
4	Represents the liabilities and equity interests in our managed funds and operating units attributable to our co-investors that are included in our consolidated balance sheet under GAAP

Our strategy of financing primarily at the asset or operating unit level has resulted in us having a relatively low level of debt at the parent company level, as shown in our deconsolidated capitalization. The pro-forma debt to total capitalization on a deconsolidated basis was 15% based on pre-tax underlying values as at December 31, 2008 and 28% based on book values. The higher percentage on a book value basis reflects the impact of accounting depreciation on our long-life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years. The pro-forma debt to pre-tax underlying value capitalization was 44% on a proportionately consolidated basis, which we believe is appropriate given the quality of our long-term assets and the level of financing that assets of this nature typically support, as well as our liquidity profile. Even on a fully consolidated basis, our debt-to-capitalization at December 31, 2008 was only 45%. We believe our debt-to-capitalization metrics are similar at the date of this report.

We provide a reconciliation between the deconsolidated balance sheet in the foregoing table and the net invested capital basis employed elsewhere in the MD&A on page 52.

44          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Corporate Borrowings

Our corporate borrowings have a weighted average term of nine years (December 31, 2008 – nine years) and over 90% of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 7% at September 30, 2009, compared to 5% at December 31, 2008.

		Net Invested Capital
(MILLIONS)	Average Term	Sept. 30 2009	Dec. 31 2008
Commercial paper and bank borrowings	3	$ 21	$ 649
Public term debt	10	2,004	1,485
Private term debt	4	184	150
Total	9	$ 2,209	$ 2,284

The Corporation has $1,445 million of committed corporate two-year and three-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At September 30, 2009, $21 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $119 million (December 31, 2008 – $104 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

As shown in the table below, our only corporate maturity prior to 2012 is a $200 million bond maturity in 2010.

AS AT SEPTEMBER 30, 2009 (MILLIONS)	2009	2010	2011	2012 and After	Total
Term debt	$ —	$ 200	$ —	$ 1,988	$ 2,188
Commercial paper and bank borrowings	—	—	—	21	21
Corporate maturities	$ —	$ 200	$ —	$ 2,009	$ 2,209

Subsidiary Borrowings

We capitalize our subsidiary entities to facilitate continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at September 30, 2009, subsidiary borrowings included $786 million (December 31, 2008 – $733 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

		Deconsolidated Interest	Proportionate Interest	Consolidated
(MILLIONS)	Average Term	Sept. 30 2009	Sept. 30 2009	Sept. 30 2009	Dec. 31 2008
Subsidiary borrowings
Commercial properties	1	$ —	$ 302	$354	$441
Power generation	7	—	960	960	652
Infrastructure	1	—	1	7	146
Development and other properties	2	—	1,067	1,426	1,097
Specialty funds	2	—	195	343	386
Investments and other	4	—	770	921	936
Corporate subsidiaries [1]	6	786	786	786	733
Co-investor capital
Properties	4	—	—	426	711
Total	4	$ 786	$ 4,081	$5,223	$5,102
1	Includes $746 million of subsidiary obligations which are guaranteed by the Corporation

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           45

The following table presents our proportionate share of subsidiary borrowings, based on our ownership interest in the borrowing entity:

AS AT SEPTEMBER 30, 2009 (MILLIONS)	2009	2010	2011	2012 and After	Total
Brookfield Renewable Power term debt	$ 262	$ —	$ —	$ 698	$ 960
Brookfield Australia term bank facility	132	655	—	—	787
Brookfield Properties corporate bank facilities	—	49	—	—	49
Retractable preferred shares	40	—	—	—	40
Other subsidiary borrowings	111	154	626	1,354	2,245
	$ 545	$ 858	$ 626	$ 2,052	$ 4,081

Brookfield Renewable Power has $262 million of public term notes that mature in December 2009. The substantial cash flow generated within this business and the high quality of its asset base facilitates access to capital markets notwithstanding current volatility, and in that regard we completed a public offering of C$300 million (US$244 million) of three-year notes in February 2009. In April 2009 we exchanged a further C$100 million (US$82 million) of the December maturity for three-year notes. The remaining borrowings consist of public notes that mature in 2018 and 2036.

The Brookfield Australia bank facility represents a loan-to-value ratio of less than 50% and the portfolio is well leased with 99% occupancy and an average lease term of eight years. Our goal is to permanently finance the business with corporate facilities and asset-specific mortgages on the properties prior to the maturity in 2010.

Brookfield Properties corporate bank facilities represents our share of borrowings under $513 million of term credit facilities with a group of major financial institutions. The company extended $413 million of the facilities until 2011. These facilities were undrawn at the end of the quarter. The balance represents a $100 million term loan which matures in 2010.

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Deconsolidated Interest	Proportionate Interest	Consolidated
(MILLIONS)	Average Term	Sept. 30 2009	Sept. 30 2009	Sept. 30 2009	Dec. 31 2008
Commercial properties	6	$ —	$ 6,435	$ 14,603	$ 13,870
Power generation	12	—	2,978	3,802	3,588
Infrastructure	8	—	659	1,660	1,642
Development and other properties	2	—	1,917	2,759	2,677
Specialty funds	5	—	323	1,022	1,112
Total	6	$ —	$ 12,312	$ 23,846	$ 22,889

We continue to raise property-specific borrowing in the normal course of business despite the more challenging credit environment, due to the quality of the assets and the sustainability of the cash flows being financed. The increase in consolidated borrowings is due primarily to the impact of higher currency exchange rates on the carrying values of non-U.S. borrowings.

46          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

The following table presents our proportionate share of property-specific borrowings based on our ownership interest in the borrowing entity:

AS AT SEPTEMBER 30, 2009 (MILLIONS)	2009	2010	2011	2012 and After	Total
Commercial properties
Office – North America	$ 44	$ 21	$ 1,146	$ 2,685	$ 3,896
Office – Australia	228	1,109	46	220	1,603
Office – United Kingdom	—	26	—	670	696
Retail – Brazil	—	—	—	240	240
Power generation
North America	12	137	52	2,187	2,388
Brazil	220	30	32	308	590
Infrastructure	—	17	15	627	659
Development and other properties
North American opportunity funds	7	75	135	177	394
Residential investing and working capital – Canada	77	165	5	230	477
Residential investing and working capital – United States	51	138	16	—	205
Property development – Australia	150	507	28	62	747
Property development – United Kingdom	—	94	—	—	94
Specialty funds	—	98	—	225	323
	$ 789	$ 2,417	$ 1,475	$ 7,631	$ 12,312

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan to value. As a result, we expect to refinance most of these maturities in the normal course at the same or a higher level. The remaining average term of financings was six years as at September 30, 2009. Financing terms in our North American, European and Brazilian operations, exceeded the average. The Australian property market typically utilizes shorter duration financing, which we are rolling over in the normal course and seeking to extend on a longer basis where possible.

Within our power generating operations, our proportionate share of maturities for the following three years is modest in the context of our overall portfolio and the facilities are expected to be refinanced at the same or at higher levels given the strong operating margins and cash flows of these properties. The remaining 2009 maturities include $212 million of acquisition financing put in place to fund the recent purchase of a Brazilian power generating facility at a 42% loan-to-value ratio, which we expect to refinance at similar levels during the balance of 2009.

Development and other properties include property-specific borrowings within our opportunity funds, of which only $217 million are scheduled for repayment before 2012. Our share of residential property borrowings is $477 million within our Canadian-based residential operations and $205 million within our U.S. residential business. These borrowings have been reduced substantially over the past 18 months. The residential and property development borrowings, including those in Australia, are largely of a working capital nature, financing the ongoing development and construction activities for specific projects, and are typically repaid as the projects, lots or homes being financed are completed and sold. In the case of revolving facilities, amounts may be redrawn against new projects.

Capital Securities

The securities are classified as liabilities for GAAP purposes, even though the securities are preferred shares that are convertible into common equity at our option, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

(MILLIONS)	Average Term to Conversion	Sept. 30 2009	Dec. 31 2008
Issued by the Corporation	5	$622	$543
Issued by Brookfield Properties	5	994	882
	5	$1,616	$1,425

The carrying values of existing capital securities increased slightly due to the higher Canadian dollar, in which most of these securities are denominated.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           47

The average distribution yield on the capital securities at September 30, 2009 was 6% (December 31, 2008 – 6%) and the average term to the holders’ conversion date was five years (December 31, 2008 – six years).

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Brookfield Invested Capital
	% Interest	Total		Net
(MILLIONS)	Sept. 30 2009	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Participating interests
Commercial properties
Brookfield Properties Corporation	251.3 / 50%	$2,268	$1,760	$2,268	$1,760
Property funds and other	various	927	437	—	—
Power generation	various	490	192	—	—
Infrastructure
Timberlands	various	1,033	995	—	—
Transmission	various	237	246	—	—
Development and other properties
Brookfield Homes Corporation	11.2 / 42%	156	176	—	—
Brookfield Incorporações S.A.	173.7 / 49%	588	446	—	—
Brookfield Real Estate Opportunity Funds	various	153	127	—	—
Specialty funds	various	1,353	1,186	—	—
Investments	various	255	310	—	—
		7,460	5,875	2,268	1,760
Non-participating interests
Brookfield Multiplex Group		384	324	384	324
Brookfield Properties Corporation		392	122	392	122
		776	446	776	446
		$8,236	$6,321	$3,044	$2,206

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital only. Non-participating interests in Brookfield Properties Corporation increased during the quarter due to the issuance of perpetual preferred shares. The increase in “property funds and other” is due to the reclassification for accounting purposes of interests held by investors in one of our funds following a restructuring of the ownership interests.

Shareholders’ Equity

	Underlying Value	Book Value
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Preferred equity	$ 870	$ 1,144	$ 870
Common equity	11,931	6,251	4,911
	$ 12,801	$ 7,395	$ 5,781
Per common share
– after tax	$ 20.62	$ 11.32	$ 8.92
– pre tax	$ 24.32

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders. The average dividend rate at September 30, 2009 was 4%. Further details on the components of our equity and related distributions can be found on page 53 of this MD&A.

Our book value of $7.4 billion reflects the depreciated historical cost of many assets, such as office properties and hydroelectric facilities, which were acquired many years ago for values significantly below what they are worth today.

48          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

NON-CASH WORKING CAPITAL

Other Assets

The following is a summary of other assets:

	Consolidated		Net Invested Capital
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Accounts receivable	$3,692	$3,056	$719	$678
Restricted cash	628	610	179	294
Goodwill	2,308	2,011	436	385
Intangible assets	1,593	1,632	87	83
Prepaid and other assets	2,550	2,529	818	703
Deferred tax asset	1,131	711	815	408
	$11,902	$10,549	$3,054	$2,551

Other assets on a net invested basis include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances and foreign currency translation. The net balances include $1,303 million (December 31, 2008 – $1,144 million) associated with Brookfield Properties, $792 million associated with our Australian property operations (December 31, 2008 – $535 million) and $959 million (December 31, 2008 – $872 million) associated with the Corporation.

Consolidated balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 53 of this MD&A.

Other Liabilities

		Invested Capital
	Total		Net
(MILLIONS)	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Accounts payable	$4,257	$3,487	$1,167	$1,101
Insurance liabilities	841	1,132	—	—
Deferred tax liability	1,770	1,462	594	365
Other liabilities	3,979	3,714	1,087	1,188
	$10,847	$9,795	$2,848	$2,654

Accounts payable and other liabilities include $1,170 million associated with Brookfield Properties (December 31, 2008 – $1,073 million), $373 million associated with our Australian property operations (December 31, 2008 – $304 million) and $1,305 million (December 31, 2008 – $1,277 million) associated with the Corporation. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           49

PART 4 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. We also provide additional information for certain items not covered within this section.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $59.4 billion as at September 30, 2009 from $53.6 billion at the end of 2008 as shown in the following table:

	Book Value
(MILLIONS)	Sept. 30 2009	Dec. 31 2008
Assets
Cash and cash equivalents and financial assets	$ 3,375	$ 2,029
Investments	770	890
Accounts receivable and other	8,001	6,906
Intangible assets	1,593	1,632
Goodwill	2,308	2,011
Operating assets
Property, plant and equipment	40,351	36,765
Securities	907	1,303
Loans and notes receivable	2,067	2,061
	$ 59,372	$ 53,597

Consolidated assets increased due primarily to the impact of higher currency exchange rates on the carrying values of non-U.S. operations.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Operating Platforms section of this MD&A.

		% of Investment		Book Value
(MILLIONS)	Business Segment	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
Chile transmission	Transmission	17%	17%	$358	$324
Property funds	Commercial Office	20-25%	20-25%	267	233
Brazil transmission	Transmission	—	3-10%	—	207
Other	Various			145	126
Total				$770	$890

We completed the sale of our Brazil transmission interests during the second quarter of 2009.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at September 30, 2009, which increased since year-end due to the strengthening of foreign currencies relative to the U.S. dollar, includes $998 million (December 31, 2008 – $799 million) of goodwill allocated to our Australian, European and Middle East operations and $591 million (December 31, 2008 – $591 million) of goodwill incurred on the acquisition of U.S. Pacific Northwest timberlands.

50          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Property, Plant and Equipment

	Book Value
(MILLIONS)	Sept. 30 2009	Dec. 31 2008
Commercial properties	$21,128	$19,274
Power generation	5,889	4,954
Infrastructure	2,964	2,879
Development and other properties	8,239	7,666
Other plant and equipment	2,131	1,992
	$40,351	$36,765

The changes in these balances are discussed within each of the relevant business units within the Operating Platforms section of this MD&A. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $0.7 billion, as at September 30, 2009, (December 31, 2008 – $1.0 billion) of largely fixed income securities held through our insurance operations. The decline reflects the sale of an insurance unit during the first quarter of 2009. Securities also includes a $156 million (December 31, 2008 – $143 million) common share investment in Canary Wharf Group as at September 30, 2009, which is included in our commercial office property operations in our segmented analysis, and is carried at historic cost, adjusted to reflect current exchange rates.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations and real estate securities held within our real estate finance funds, which is consistent with the balance at the beginning of the year.

CONSOLIDATED STATEMENTS OF INCOME

We discuss Net Income in detail beginning on page 38, and provide a reconciliation to operating cash flow on page 14, of this MD&A.

CONSOLIDATED STATEMENTS OF C ASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2009	2008	2009	2008
Operating activities	$ 738	$ 755	$ 998	$ 1,735
Financing activities	147	(636)	424	(149)
Investing activities	(254)	19	(501)	(1,477)
Increase in cash and cash equivalents	$ 631	$ 138	$ 921	$ 109
Operating Activities Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this MD&A as follows:
	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2009	2008	2009	2008
Operating cash flow	$ 520	$ 355	$ 1,069	$ 1,176
Adjust for:
Net change in working capital balances and other	77	229	(476)	113
Undistributed non-controlling interests in cash flow	141	171	405	446
Cash flow from operating activities	$ 738	$ 755	$ 998	$ 1,735

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           51

Operating cash flow is discussed in detail elsewhere in this MD&A. We retained $141 million (2008 – $171 million) of operating cash flow within our consolidated subsidiaries attributable to minority interests in excess of that distributed by way of dividends.

Financing Activities

We generated $147 million of cash within our financing activities during the third quarter of 2009, compared with $636 million utilized in 2008.

During the quarter, we issued $505 million of common equity and $257 million of preferred equity from our U.S. commercial office operations. Approximately $460 million of the proceeds were used to repay shorter term revolving lines of credit included in other debt of subsidiaries. In addition, we issued $340 million of equity from our Canadian renewable power fund, to fund the acquisition of certain hydro assets in Ontario directly owned by us.

We repaid $181 million of shorter term corporate borrowings in the quarter from existing cash and together with our partners repaid $120 million of non-recourse subscription debt in our Brazil retail fund. The contribution of our partners’ interests is reflected in capital provided by non-controlling interests.

In 2008, we completed the sale of our 50% interest in the Canada Trust Tower for gross proceeds of $417 million which resulted in the repayment of approximately $200 million of existing property debt.

Investing Activities

We invested $254 million in our operations during the third quarter of 2009, compared with $19 million realized in 2008. We continued the ongoing development of commercial office sites in North America and Australia utilizing $208 million of capital. In addition, we invested $252 million in financial assets, the majority of which was in the form of high yield bonds and distressed debt.

RECONCILIATION OF NET INVESTED CAPITAL BALANCE SHEET TO DECONSOLIDATED BALANCE SHEET

We present invested capital on a “net” basis throughout this MD&A, which represents our pro rata interest in the underlying net assets of the company. The net invested capital basis includes the deconsolidated financial statements of Brookfield Properties and our wholly owned property operations. The following table provides a reconciliation between our deconsolidated balance sheet (with our investment in Brookfield Properties included in commercial properties as an equity-accounted investment) and the net invested capital basis used throughout this MD&A (which includes the asset and liabilities of Brookfield Properties on a deconsolidated basis):

	September 30, 2009			December 31, 2008
(MILLIONS)	Net Invested Capital	Adjustments	Deconsolidated Balance Sheet	Net Invested Capital	Adjustments	Deconsolidated Balance Sheet
Operating Platforms
Commercial properties	$5,451	$ (1,226)	$ 4,225	$ 4,575	$ (1,463)	$ 3,112
Power generation	1,182	—	1,182	1,215	—	1,215
Infrastructure	745	—	745	761	—	761
Development and other properties	4,315	(1,379)	2,936	3,334	(1,272)	2,062
Specialty Funds	992	—	992	870	(21)	849
Investments	656	—	656	704	—	704
Cash and financial assets	1,503	(881)	622	1,073	(30)	1,043
Other assets	3,054	(2,095)	959	2,551	(1,679)	872
	$ 17,898	$ (5,581)	$ 12,317	$ 15,083	$ (4,465)	$ 10,618
Liabilities
Corporate borrowings	$ 2,209	$ —	$ 2,209	$ 2,284	$ —	$ 2,284
Non-recourse borrowings
Subsidiary borrowings	786	—	786	733	—	733
Accounts payable and other liabilities	2,848	(1,543)	1,305	2,654	(1,377)	1,277
	5,843	(1,543)	4,300	5,671	(1,377)	4,294
Capitalization
Capital securities	1,616	(994)	622	1,425	(882)	543
Co-investors interests	3,044	(3,044)	—	2,206	(2,206)	—
Shareholders’ equity	7,395	—	7,395	5,781	—	5,781
	12,055	(4,038)	8,017	9,412	(3,088)	6,324
	$ 17,898	$(5,581)	$ 12,317	$ 15,083	$ (4,465)	$ 10,618

52          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT SEPTEMBER 30, 2009
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$ 21,128	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 21,128
Power generation	—	5,889	—	—	—	—	—	—	—	5,889
Infrastructure	—	—	2,964	—	—	—	—	—	—	2,964
Development and other properties	5	—	118	8,040	—	76	—	—	—	8,239
Other plant and equipment	11	—	—	38	910	1,172	—	—	—	2,131
Securities	156	—	—	—	162	589	—	—	—	907
Loans and notes receivable	—	—	—	—	1,903	42	122	—	—	2,067
Cash and cash equivalents	188	314	45	286	208	513	609	—	—	2,163
Financial assets	1	(39)	6	(131)	104	—	1,271	—	—	1,212
Investments	314	—	363	48	8	3	34	—	—	770
Accounts receivable and other	97	1,327	161	2,620	738	527	—	2,531	—	8,001
Intangible assets	779	—	6	593	118	10	—	87	—	1,593
Goodwill	159	33	591	1,048	29	12	—	436	—	2,308
Total assets	$ 22,838	$ 7,524	$ 4,254	$ 12,542	$ 4,180	$ 2,944	$ 2,036	$ 3,054	$ —	$ 59,372
Liabilities and shareholders’ equity
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,209	$ 2,209
Property-specific mortgages	14,603	3,802	1,660	2,759	1,022	—	—	—	—	23,846
Other debt of subsidiaries	780	960	7	1,426	343	723	198	—	786	5,223
Accounts payable and other liabilities	1,077	1,090	585	3,131	471	1,310	335	—	2,848	10,847
Capital securities	—	—	—	—	—	—	—	—	1,616	1,616
Minority interest of others in assets	927	490	1,257	911	1,352	255	—	—	3,044	8,236
Preferred equity	—	—	—	—	—	—	—	—	1,144	1,144
Common equity / net invested capital	5,451	1,182	745	4,315	992	656	1,503	3,054	(11,647)	6,251
Total liabilities and shareholders’ equity	$ 22,838	$ 7,524	$ 4,254	$ 12,542	$ 4,180	$ 2,944	$ 2,036	$ 3,054	$ —	$ 59,372

	AS AT DECEMBER 31, 2008
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$ 19,274	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 19,274
Power generation	—	4,954	—	—	—	—	—	—	—	4,954
Infrastructure	—	—	2,879	—	—	—	—	—	—	2,879
Development and other properties	38	—	105	7,476	—	47	—	—	—	7,666
Other plant and equipment	10	—	—	49	709	1,224	—	—	—	1,992
Securities	143	—	—	—	206	954	—	—	—	1,303
Loans and notes receivable	—	—	—	—	1,921	24	116	—	—	2,061
Cash and cash equivalents	166	138	61	160	124	270	323	—	—	1,242
Financial assets	24	219	—	(305)	91	(35)	793	—	—	787
Investments	252	—	544	37	27	2	28	—	—	890
Accounts receivable and other	96	1,135	228	1,833	726	805	—	2,083	—	6,906
Intangible assets	859	—	5	560	112	13	—	83	—	1,632
Goodwill	121	27	591	834	23	30	—	385	—	2,011
Total assets	$ 20,983	$ 6,473	$ 4,413	$ 10,644	$ 3,939	$ 3,334	$ 1,260	$ 2,551	$ —	$ 53,597
Liabilities and shareholders’ equity
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,284	$ 2,284
Property-specific mortgages	13,536	3,587	1,642	3,011	1,113	—	—	—	—	22,889
Other debt of subsidiaries	1,118	653	145	1,131	387	746	189	—	733	5,102
Accounts payable and other liabilities	1,318	826	624	2,419	380	1,574	—	—	2,654	9,795
Capital securities	—	—	—	—	—	—	—	—	1,425	1,425
Non-controlling interests in net assets	436	192	1,241	749	1,189	310	(2)	—	2,206	6,321
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,575	1,215	761	3,334	870	704	1,073	2,551	(10,172)	4,911
Total liabilities and shareholders’ equity	$ 20,983	$ 6,473	$ 4,413	$ 10,644	$ 3,939	$ 3,334	$ 1,260	$ 2,551	$ —	$ 53,597

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           53

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 385	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 385
Revenues less direct operating costs
Commercial properties	—	1,261	—	—	—	—	(1)	—	—	1,260
Power generation	—	—	956	—	—	—	—	—	—	956
Infrastructure	—	—	—	84	—	—	—	—	—	84
Development and other properties	—	—	—	2	201	—	—	—	—	203
Specialty funds	—	—	—	—	—	95	—	—	—	95
Investment and other income	—	46	—	64	5	72	74	274	—	535
	385	1,307	956	150	206	167	73	274	—	3,518
Expenses
Interest	—	630	252	73	36	37	47	17	236	1,328
Asset management and other operating costs	—	7	—	3	—	—	9	—	499	518
Current income taxes	—	5	13	13	1	6	2	1	(1)	40
Non-controlling interests	—	101	82	18	48	87	(22)	—	249	563
Cash flow from operations	$ 385	$ 564	$ 609	$ 43	$ 121	$ 37	$ 37	$ 256	$ (983)	$ 1,069

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 336	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 336
Revenues less direct operating costs
Commercial properties	—	1,443	—	—	—	—	—	—	—	1,443
Power generation	—	—	728	—	—	—	—	—	—	728
Infrastructure	—	—	—	128	—	—	—	—	—	128
Development and other properties	—	(2)	—	5	240	—	2	—	—	245
Specialty funds	—	—	—	—	—	255	—	—	—	255
Investment and other income	—	58	—	107	(7)	2	203	350	—	713
	336	1,499	728	240	233	257	205	350	—	3,848
Expenses
Interest	—	825	237	72	38	69	27	25	244	1,537
Asset management and other operating costs	—	—	—	5	—	—	12	—	463	480
Current income taxes	—	12	21	10	(20)	5	6	—	6	40
Non-controlling interests	—	52	73	58	22	77	12	(10)	331	615
Cash flow from operations	$ 336	$ 610	$ 397	$ 95	$ 193	$ 106	$ 148	$ 335	$ (1,044)	$ 1,176

54          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 157	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 157
Revenues less direct operating costs
Commercial properties	—	436	—	—	—	—	—	—	—	436
Power generation	—	—	506	—	—	—	—	—	—	506
Infrastructure	—	—	—	28	—	—	—	—	—	28
Development and other properties	—	—	—	2	83	—	—	—	—	85
Specialty funds	—	—	—	—	—	21	—	—	—	21
Investment and other income	—	4	—	17	4	41	(14)	92	—	144
	157	440	506	47	87	62	(14)	92	—	1,377
Expenses
Interest	—	223	86	24	11	11	14	7	85	461
Asset management and other operating costs	—	2	—	—	—	—	1	—	190	193
Current income taxes	—	2	1	1	(1)	—	1	—	(6)	(2)
Non-controlling interests	—	37	32	13	23	37	(10)	—	73	205
Cash flow from operations	$ 157	$ 176	$ 387	$ 9	$ 54	$ 14	$ (20)	$ 85	$ (342)	$ 520

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 109	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 109
Revenues less direct operating costs
Commercial properties	—	595	—	—	—	—	—	—	—	595
Power generation	—	—	213	—	—	—	—	—	—	213
Infrastructure	—	—	—	36	—	—	—	—	—	36
Development and other properties	—	(1)	—	3	60	—	—	—	—	62
Specialty funds	—	—	—	—	—	32	—	—	—	32
Investment and other income	—	9	—	39	(3)	(1)	25	178	—	247
	109	603	213	78	57	31	25	178	—	1,294
Expenses
Interest	—	303	77	23	12	21	7	10	82	535
Asset management and other operating costs	—	—	—	3	2	—	4	—	158	167
Current income taxes	—	4	8	2	(17)	3	(1)	—	3	2
Non-controlling interests	—	24	22	23	(2)	16	12	(10)	150	235
Cash flow from operations	$ 109	$ 272	$ 106	$ 27	$ 62	$ (9)	$ 3	$ 178	$ (393)	$ 355

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           55

PART 5 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2008 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

During the quarter we commenced a proceeding in the Federal Court, District of Lower Manhattan, asking the court to make a declaration confirming the correct legal interpretation of the terms of an interest rate swap contract entered into between us and AIG Financial Products. The contract was entered into in October 1990 and had a termination date of October 20, 2015. The contract states that if one party is in default, then the contract automatically terminates and the non-defaulting party has no obligation to pay any amounts that are otherwise payable at a future date. We believe that the collapse of AIG and AIG-FP last fall resulted in such a default and automatic termination of the agreement and we have asked the court to confirm that our interpretation of the agreement is correct. As it is not possible to predict the outcome of the court proceedings at this time, we have continued to account for the swaps on the same basis as prior to the proceedings. As at September 30, 2009, we included an amount of $746 in Subsidiary Borrowings – Corporate in respect of the amounts related to interest rates during the periods prior to that date, and an amount of $150 in Other Liabilities in respect of an additional mark-to-market of the various payments under the agreement based on projected interest rates and an appropriate discount factor that reflects our credit spread and other factors.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators (“CSA”) and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier and intend to do so for periods beginning January 1, 2010 and prepare our first financial statements in accordance with IFRS as at and for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009. The classification and components of account balances under IFRS are expected to be different than under GAAP. Additionally, as we continue to assess the impact of our transition to IFRS additional differences may be identified which could impact the amounts below.

Impact of Adoption of IFRS

IFRS are premised on a conceptual framework similar to GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While we believe that the adoption of IFRS will not have a material impact on our reported cash flows, it will likely have a material impact on our consolidated balance sheets and statements of income. In particular, our opening balance sheet will reflect the revaluation of substantially all property, plant and equipment to fair value, irrespective of the accounting treatment on a prospective basis. In addition, a significant portion of our intangible assets and liabilities will no longer be recognized. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resulting differences between the carried value of assets and liabilities and their tax bases.

56          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Our initial estimate of the impact of all of these differences to common equity totals approximately $7.0 billion, resulting in common equity to shareholders of approximately $11.9 billion. The following disclosure highlights the ongoing adjustments related to our adoption on the balance sheet and income statement after our adoption.

Ongoing IFRS to GAAP differences – Balance Sheet

Basis of Consolidation

Under GAAP we determine whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS we will consolidate an entity if it is determined to be controlled by us. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change in policy will result in certain entities being consolidated by us that were not consolidated under GAAP as a result of our legal or contractual rights to control the entity, as defined by IFRS. This change will also result in certain entities that are currently consolidated by us under the VIE model to be deconsolidated.

Joint Ventures

Under GAAP we proportionately account for interests in joint ventures. The International Accounting Standards Board (“IASB”) is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”) which sets out the current requirements for the accounting for interests in joint ventures under IFRS. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest, which is considered its share of the outcome generated by the activities of a group of assets and liabilities subject to joint control, using the equity method. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in the fourth quarter of 2009 and we expect to apply this new standard in our IFRS financial statements for 2010.

Biological Assets

Under IFRS timberlands are considered biological assets and recorded under IAS 41 Agriculture (“IAS 41”). Currently under GAAP our timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Depletion amounts are recorded in cost of goods sold at the time of sale. Under IAS 41 timberland assets will be measured at the end of each reporting period at fair value. Fair value for these assets is determined based upon the future expected market price for similar species and age of timberlands less estimated point-of-sale costs, discounted to the measurement date. Changes in fair value after initial recognition are recognized in income in the period in which the change arises.

Inventory

For both GAAP and IFRS, residential inventory is recorded at the lower of cost and net realizable value, however, under IFRS net realizable value is determined based on the discounted value of future cash flows whereas under GAAP such cash flows are not discounted.

IFRS to GAAP differences – Income Statement

The following paragraphs highlight the significant differences between GAAP and IFRS that affect net income for the period ended September 30, 2009. Such discussion has been prepared on a basis consistent with all known IFRS to GAAP differences using the accounting policies expected to be applied by Brookfield on our adoption of IFRS using the standards anticipated to be in effect at the time of our transition. Consequently, to the extent the accounting policies expected to be applied by Brookfield on adoption of IFRS change, new standards are issued that are required to be adopted by Brookfield, or to the extent we identify additional differences as we continue our assessment of IFRS, the amounts and discussion below may be impacted. We have not finalized our selection of certain policies.

Commercial Property

IFRS permits the measurement of investment property using the fair value model under IAS 40, Investment Property, which requires us to record a gain or loss in income arising from a change in the fair value of investment property in the period of change. Income related to commercial properties during any given period may be greater or less than as determined under GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement. Under the fair value model, depreciation of investment properties would not be recorded, whereas under the cost model depreciation would be recorded based on the commercial property values established on transition. Depreciation for the nine months ended Sept. 30, 2009 was $497 million. The transition to IFRS in conjunction with the use of the fair value model would result in historic intangible asset balances

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           57

established under GAAP in respect of business combinations to no longer be recognized and accordingly not amortized to income under IFRS. Additionally, IFRS requires rental revenue to be determined on a straight-line basis considering all rental payments from the start date of the lease, whereas, GAAP requires rental income to be recognized on only a prospective basis subsequent to our adoption of this accounting policy for GAAP purposes on January 1, 2004. Cumulatively, these two differences would result in a reduction of net income under IFRS for the nine months ended September 30, 2009 of $51 million, after non-controlling interests.

Power Generation

The primary difference in net income for nine months ended related to our power generation assets is $234 million in additional depreciation recorded under IFRS relating to the increase in carrying values for property, plant and equipment that are recorded at fair value for purposes of determining deemed cost upon transition to IFRS. The increase in depreciation is offset by a $28 million increase in revenue related to certain power sales agreements that for GAAP are recognized on a levelized basis over the term of the contract but for IFRS are recognized on an accrual basis for the nine months ended September 30, 2009.

Timberlands

Our timberlands are considered biological assets and recorded under IAS 41. At each reporting period our timberland assets will be measured at fair value, with changes in fair value recognized in income in the period in which the change arises. For the nine months ended September 30, 2009, an increase in the fair value of our timberlands, primarily from tree growth net of actual harvested amounts, resulted in an increase of income under IFRS. In addition, depletion expense which forms a component of GAAP net income is not recognized under IFRS. These two differences under IFRS would result in a cumulative $6 million decrease in net income under IFRS for the nine months ended September 30, 2009.

Exemptions from full retrospective application

In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), we expect to apply certain optional exemptions from full retrospective application of IFRS. The optional exemptions expected to be applied are described below.

Business combinations

We expect to apply the business combinations exemption in IFRS 1 to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, we will not restate business combinations that took place prior to the January 1, 2009 transition date or modify the carrying amounts arising on business combinations occurring before the transition date.

Fair value or revaluation as deemed cost

We expect to elect to measure certain items of property, plant and equipment at fair value as at January 1, 2009 or revaluation amounts previously determined under Canadian GAAP and use that amount as deemed cost as at January 1, 2009 or the date of the earlier revaluation.

Employee benefits

We expect to elect to recognize all cumulative actuarial gains and losses as at January 1, 2009. Cumulative actuarial gains and losses that existed at the transition date will be recognized in opening retained earnings for all of the company’s employee benefit plans.

Cumulative translation differences

We expect to elect to set the previously accumulated cumulative translation balances to zero at January 1, 2009. This exemption is applied to all subsidiaries in accordance with IFRS 1, except for certain subsidiaries who adopted IFRS before the company’s adoption.

Share-based payment transactions

IFRS 2 Share-based Payment only requires recognition of equity instruments in respect of share-based payment transactions granted prior to the transition date. We expect to apply IFRS 2 to equity instruments granted after November 7th, 2002 that have not vested by the transition date.

58          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

IFRS to GAAP differences – Cash flow from operations

Cash flow from operations is a non-GAAP measure and differs from net income, however, we use it as a key measure of our financial performance. Accordingly, the following table presents the primary known differences identified to date that will impact reported cash flow from operations for the nine months ended September 30, 2009 under IFRS:

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (MILLIONS)
Cash flow from operations	$1,069
Lease accounting	(51)
Power sales contracts	28
Inventory and cost of sales	(6)
Other	(1)
Cash flow from operations based on IFRS results	$1,039

Update on IFRS Conversion Plan

Our IFRS conversion plan addresses matters including changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems and the training and awareness of staff, in addition to other related business matters. Overall responsibility for the implementation and success of the conversion plan rests with Brookfield’s senior financial management who report to and are overseen by the Audit Committee. We continue to implement our conversion plan by completing the restatement of comparative periods, integrating IFRS results into our existing systems, establishing a control environment to facilitate the preparation of IFRS financial statements and on-going training and awareness.

Our subsidiaries Brookfield Properties Corporation and Brookfield Renewable Power Inc., who are Canadian reporting issuers, both applied to the CSA and were granted exemptive relief to prepare their financial statements in accordance with IFRS prior to the transition timeline established by the AcSB. It is their intent to prepare their first IFRS financial statements as at and for the three month period ended March 31, 2010, which is consistent with our established transition timeline. Our operating businesses in Australasia and Europe already currently prepare statutory financial statements for their businesses in accordance with IFRS while certain of our operations in Brazil will begin to do so starting in 2010. As a result, a significant proportion of our operations will prepare their respective financial statements in accordance with IFRS either for purposes of their statutory reporting or as a result of the regulatory regimes in which they operate on a timeline consistent with our transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

(i)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           59

CORPORATE D IVIDENDS

The distributions paid by Brookfield on outstanding securities during the first nine months of 2009 and the same period in 2008 and 2007 are as follows:

	Distribution per Security
	2009	2008	2007
Class A Common Shares	$0.39	$0.38	$0.35
Class A Common Shares – special [1]	—	0.94	—
Class A Preferred Shares
Series 2	0.30	0.67	0.72
Series 4 + Series 7	0.30	0.67	0.72
Series 8	0.42	0.95	0.76
Series 9	0.70	0.80	0.74
Series 10	0.92	1.06	0.97
Series 11	0.88	1.01	0.93
Series 12	0.87	0.99	0.92
Series 13	0.30	0.67	0.72
Series 14	1.14	2.48	2.58
Series 15	0.20	0.78	0.82
Series 17 [2]	0.76	0.87	0.81
Series 18 [3]	0.76	0.87	0.58
Series 21 [4]	0.80	0.32	—
Series 22 [5]	0.51	—	—
Preferred Securities
Due 2050 [6]	—	—	0.01
Due 2051 [7]	—	—	0.95
1	Represents the book value of Brookfield Infrastructure special dividend
2	Issued November 20, 2006
3	Issued May 9, 2007
4	Issued June 25, 2008
5	Issued June 4, 2009
6	Redeemed January 2, 2007
7	Redeemed July 3, 2007

60          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

QUARTERLY R ESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2009			2008				2007
(MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$ 2,996	$ 2,978	$ 2,651	$ 3,006	$ 3,216	$ 3,436	$ 3,210	$ 3,158
Fees earned	157	123	105	113	109	113	114	92
Revenues less direct operating costs
Commercial property	436	424	400	388	595	427	421	414
Power generation	506	211	239	158	213	264	251	148
Infrastructure	28	16	40	68	36	44	48	33
Development and other properties	85	95	23	(5)	62	119	64	115
Specialty funds	21	35	39	49	32	119	104	233
Investment and other income	144	222	169	212	247	148	318	343
	1,377	1,126	1,015	983	1,294	1,234	1,320	1,378
Expenses
Interest	461	452	415	447	535	475	527	510
Asset management and other operating costs	193	166	159	160	167	148	165	141
Current income taxes	(2)	31	11	(47)	2	21	17	28
Non-controlling interest in net income before the following	205	201	157	176	235	212	168	124
Net income before the following	520	276	273	247	355	378	443	575
Equity accounted loss from investments	—	—	—	(17)	(11)	(21)	(19)	(10)
Depreciation and amortization	(321)	(300)	(329)	(355)	(333)	(328)	(314)	(294)
Revaluation and other items	(192)	(73)	(3)	(262)	104	(46)	(63)	(95)
Future income taxes	(48)	97	2	545	(105)	3	18	35
Non-controlling interests in the foregoing items	153	147	150	13	161	124	132	135
Net income	$ 112	$ 147	$ 93	$ 171	$ 171	$ 110	$ 197	$ 346

Cash flow from operations for the last eight quarters are as follows:

	2009			2008				2007
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash flow from operations and gains	$ 520	$ 276	$ 273	$ 247	$ 355	$ 378	$ 443	$ 575
Preferred share dividends	12	9	8	9	11	12	12	12
Cash flow to common shareholders	$ 508	$ 267	$ 265	$ 238	$ 344	$ 366	$ 431	$ 563
Common equity – book value	$ 6,251	$ 5,756	$ 4,976	$ 4,911	$ 5,814	$ 6,277	$ 6,133	$ 6,637
Common shares outstanding	572.1	572.0	571.8	572.6	583.4	583.8	581.7	583.6
Per common share
Cash flow from operations	$ 0.88	$ 0.46	$ 0.46	$ 0.41	$ 0.58	$ 0.62	$ 0.72	$ 0.94
Net income	0.17	0.24	0.15	0.27	0.27	0.17	0.31	0.56
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.12	0.12
Book value	11.32	10.44	9.09	8.92	10.20	11.14	10.93	11.63
Market trading price (NYSE)	22.71	17.07	13.78	15.27	27.44	32.54	26.83	35.67

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition gains. We recorded a gain of $164 million on the sale of a property interest in the third quarter of 2008 and completed the acquisition of a portfolio of Australian properties in the fourth quarter of 2007.

Quarterly seasonality does exist in our power generation and residential property operations. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity. We realized a $346 million gain on the sale of certain hydro assets in Ontario in the third quarter of 2009.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           61

With respect to our residential operations, included in development and other properties the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered although in recent periods the company has recorded provisions in respect of higher priced land positions.

We periodically record realization and other gains, special distributions, as well as gains and losses on unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30

(MILLIONS)	2009	2008	2009	2008
Net income	$ 112	$ 171	$ 352	$ 478
Preferred share dividends	(12)	(11)	(29)	(35)
Net income available for common shareholders	$ 100	$ 160	$ 323	$ 443
Weighted average – common shares	572	584	572	583
Dilutive effect of the conversion of options using treasury stock method	7	11	7	12
Common shares and common share equivalents	579	595	579	595
Issued and Outstanding Common Shares The number of issued and outstanding common shares changed as follows:

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30

(MILLIONS)	2009	2008	2009	2008
Outstanding at beginning of period	572.0	583.8	572.6	583.6
Issued (repurchased)
Dividend reinvestment plan	—	0.1	0.1	0.1
Management share option plan	0.1	0.1	0.9	3.0
Issuer bid purchases	—	(0.6)	(1.5)	(3.3)
Outstanding at end of period	572.1	583.4	572.1	583.4
Unexercised options	35.7	27.9	35.7	27.9
Total diluted common shares at end of period	607.8	611.3	607.8	611.3

In calculating our book value per common share, the cash value of our unexercised options of $630 million as at September 30, 2009 (December 31, 2008 – $446 million) is added to the book value of our common share equity of $6,251 million as at September 30, 2009 (December 31, 2008 – $4,911 million) prior to dividing by the total diluted common shares presented above.

As of November 6, 2009, the Corporation had outstanding 572,042,872 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

62          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS		(UNAUDITED	)
(MILLIONS)	Note	September 30 2009		December 31 2008
Assets
Cash and cash equivalents		$ 2,163		$ 1,242
Financial assets		1,212		787
Investments		770		890
Accounts receivable and other		8,001		6,906
Intangible assets		1,593		1,632
Goodwill		2,308		2,011
Operating assets
Property, plant and equipment	4	40,351		36,765
Securities		907		1,303
Loans and notes receivable		2,067		2,061
		$ 59,372		$ 53,597
Liabilities and shareholders’ equity
Corporate borrowings		$ 2,209		$ 2,284
Non-recourse borrowings
Property-specific mortgages		23,846		22,889
Subsidiary borrowings		5,223		5,102
Accounts payable and other liabilities		10,066		8,904
Intangible liabilities		781		891
Capital securities		1,616		1,425
Non-controlling interests in net assets		8,236		6,321
Shareholders’ equity
Preferred equity		1,144		870
Common equity	5	6,251		4,911
		$ 59,372		$ 53,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           63

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2009	2008	2009	2008
Total revenues	$ 2,996	$ 3,216	$ 8,625	$ 9,862
Fees earned	157	109	385	336
Revenues less direct operating costs
Commercial properties	436	595	1,260	1,443
Power generation	506	213	956	728
Infrastructure	28	36	84	128
Development and other properties	85	62	203	245
Specialty funds	21	32	95	255
	1,233	1,047	2,983	3,135
Investment and other income	144	247	535	713
	1,377	1,294	3,518	3,848
Expenses
Interest	461	535	1,328	1,537
Asset management and other operating costs	193	167	518	480
Current income taxes	(2)	2	40	40
Non-controlling interests in net income before the following	205	235	563	615
	520	355	1,069	1,176
Other items
Equity accounted loss from investments	—	(11)	—	(51)
Depreciation and amortization	(321)	(333)	(950)	(975)
Provisions and other	(192)	104	(268)	(5)
Future income taxes	(48)	(105)	51	(84)
Non-controlling interests in the foregoing items	153	161	450	417
Net income	$ 112	$ 171	$ 352	$ 478
Net income per common share
Diluted	$ 0.17	$ 0.27	$ 0.56	$ 0.75
Basic	$ 0.17	$ 0.27	$ 0.56	$ 0.76

64          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(UNAUDITED)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2009	2008	2009	2008
Retained earnings, beginning of period	$ 4,411	$ 4,398	$ 4,361	$ 4,867
Changes in accounting policies	—	—	—	(11)
Net income	112	171	352	478
Preferred equity issue costs	—	—	(8)	—
Shareholder distributions – preferred equity	(12)	(11)	(29)	(35)
– common equity	(74)	(77)	(224)	(767)
Amount paid in excess of book value of common shares purchased for cancellation	—	(9)	(15)	(60)
	$ 4,437	$ 4,472	$ 4,437	$ 4,472

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2009	2008	2009	2008
Net income	$ 112	$ 171	$ 352	$ 478
Other comprehensive income
Foreign currency translation	362	(477)	1,033	(208)
Available-for-sale securities	71	(52)	104	(155)
Derivative instruments designated as cash flow hedges	25	96	99	4
Future income taxes on above items	1	(102)	4	(62)
	459	(535)	1,240	(421)
Comprehensive income (loss)	$ 571	$ (364)	$ 1,592	$ 57

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

(UNAUDITED)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2009	2008	2009	2008
Balance, beginning of period	$ 11	$ 559	$ (770)	$ 445
Other comprehensive income (loss)	459	(535)	1,240	(421)
Balance, end of period	$ 470	$ 24	$ 470	$ 24

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2009	2008	2009	2008
Operating activities
Net income	$ 112	$ 171	$ 352	$ 478
Adjusted for the following non-cash items
Depreciation and amortization	321	333	950	975
Future income taxes and other provisions	240	1	217	89
Non-controlling interests in non-cash items	(153)	(161)	(450)	(417)
Equity accounted loss from investments	—	11	—	51
	520	355	1,069	1,176
Net change in non-cash working capital balances and other	77	229	(476)	113
Undistributed non-controlling interests in cash flows	141	171	405	446
	738	755	998	1,735
Financing activities
Repayment of corporate borrowings, net of borrowings	(181)	(28)	(261)	330
Repayment of property-specific mortgages, net of borrowings	(305)	(224)	(330)	(282)
Repayment of other debt of subsidiaries, net of borrowings	(542)	(340)	(449)	(221)
Capital provided by non-controlling interests	156	74	294	229
Corporate capital securities issuance	—	—	—	143
Corporate preferred equity issuance	—	—	266	—
Preferred shares of subsidiaries issued	257	—	259	—
Common shares repurchased, net of issuances	2	(13)	(9)	(63)
Common shares of subsidiaries issued, net of repurchases	846	(17)	907	(28)
Shareholder distributions	(86)	(88)	(253)	(257)
	147	(636)	424	(149)
Investing activities
Investment in or sale of operating assets, net
Commercial properties	(52)	137	(227)	(60)
Power generation	142	(127)	57	(512)
Infrastructure	(41)	(13)	101	(91)
Development and other properties	(208)	(70)	(359)	(617)
Securities and loans	239	(221)	543	(210)
Financial assets	(252)	241	(244)	201
Investments	(5)	(12)	(12)	(206)
Restricted cash and deposits	(5)	145	(210)	134
Other property, plant and equipment	(72)	(61)	(150)	(116)
	(254)	19	(501)	(1,477)
Cash and cash equivalents
Increase	631	138	921	109
Balance, beginning of period	1,532	1,532	1,242	1,561
Balance, end of period	$ 2,163	$ 1,670	$ 2,163	$ 1,670

66          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described within Note 1 below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.      CHANGES IN ACCOUNTING POLICIES

(i)      Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)      Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

2.      FUTURE CHANGE IN ACCOUNTING POLICY

International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

3.      GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           67

4.      PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	September 30 2009	December 31 2008
Commercial properties	$ 21,128	$ 19,274
Power generation	5,889	4,954
Infrastructure	2,964	2,879
Development and other properties	8,239	7,666
Other plant and equipment	2,131	1,992
	$ 40,351	$ 36,765

5.      COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	September 30 2009	December 31 2008
Class A and B common shares	$ 1,284	$ 1,278
Contributed surplus	60	42
Retained earnings	4,437	4,361
Accumulated other comprehensive income (loss)	470	(770)
Common equity	$ 6,251	$ 4,911
NUMBER OF SHARES
Class A common shares	572,042,872	572,479,652
Class B common shares	85,120	85,120
	572,127,992	572,564,772
Unexercised options	35,700,668	27,761,269
Total diluted common shares	607,828,660	600,326,041

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

6.      STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the nine months ended September 30, 2009, the company granted 10.2 million stock options at an average exercise price of $14.31 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 32% volatility, a weighted average expected dividend yield of 3.7% annually and a risk free rate of 2.3%.

68          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

7.      SEGMENTED AND OTHER INFORMATION

Revenue and assets by geographic segment are as follows:

	Revenue		Revenue		Assets
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(MILLIONS)	2009	2008	2009	2008	Sept. 30, 2009	Dec. 31, 2008
United States	$ 1,357	$ 1,302	$ 4,122	$ 4,424	$ 28,366	$ 28,203
Canada	640	816	1,673	2,126	12,550	10,757
Australia	417	631	1,121	1,899	7,423	6,031
Brazil	320	282	908	841	7,835	5,749
Europe	183	44	545	175	2,136	1,901
Other	79	141	256	397	1,062	956
	$ 2,996	$ 3,216	$ 8,625	$ 9,862	$ 59,372	$ 53,597

Revenue, net income and assets by reportable segment are as follows:

	Three Months Ended Sept. 30, 2009		Three Months Ended Sept. 30, 2008		Nine Months Ended Sept. 30, 2009		Nine Months Ended Sept. 30, 2008		Sept. 30 2009	Dec. 31 2008
(MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Assets	Assets
Asset management	$ 157	$ 14	$ 109	$ 6	$ 385	$ 37	$ 336	$ 54	$ —	$ —
Commercial properties	810	31	747	7	2,201	60	2,210	—	22,838	20,983
Power generation	299	247	327	159	899	482	1,028	269	7,524	6,473
Infrastructure	99	(4)	160	7	309	(10)	458	30	4,254	4,413
Development and other properties	720	(25)	921	(14)	2,010	(38)	2,749	34	12,542	10,644
Specialty Funds	488	(9)	444	(11)	1,371	(25)	1,570	85	4,180	3,939
Cash, financial assets and other	423	(142)	508	17	1,450	(154)	1,511	6	8,034	7,145
Total	$ 2,996	$ 112	$ 3,216	$ 171	$ 8,625	$ 352	$ 9,862	$ 478	$ 59,372	$ 53,597

Cash taxes paid for the nine month period were $4 million (2008 – $42 million) and are included in current income taxes. Cash interest paid totalled $1,365 million (2008 – $1,547 million).

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           69

Shareholder Information

Shareholder Inquiries

Shareholder inquiries are welcomed and should be directed to our Investor Relations group at 1-866-989-0311 or at the email below. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762,

181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile: 416-365-9642

Web Site: www.brookfield.com

E-Mail:     inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario     M5C 2W9

Telephone: 416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail:     inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2008 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18, 21 and 22 Series 8 and 14	15th day of March, June, September and December Last day of each month	Last day of March, June, September and December 12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

1	All dividend payments are subject to declaration by the Board of Directors

70          Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 1	Lippo Centre, Tower Two	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	1 Kent Street	26/F, 2601	Sheikh Zayed Road
New York, New York	Sydney, NSW 2000	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61-2-9256-5000	T 852-2810-4538	T 971-4-3158-500
T 212-417-7000	F 61-2-9256-5001	F 852-2810-7083	F 971-4-3158-600
F 212-417-7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,
Bay Wellington Tower	London, W1S 1JB	Botafogo - Rio de Janeiro - Brasil
181 Bay Street, Box 762	United Kingdom	22290 - 160
Toronto, Ontario M5J 2T3	T 44 (0)20 7408 8253	CEP: 71.635-250
T 416-363-9491	F 44 (0)20 7659 3501	T 55 (21) 3527-7800
F 416-365-9642		F 55 (21) 3527-7799
Shareholder Inquiries
1-866-989-0311

Brookfield Asset Management  |  Q3 /2009 INTERIM REPORT           71